UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Loehmann’s Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

540411501

(CUSIP Number)

David P. Crosland
Designer Apparel Holding Company
c/o Crescent Capital Investments, Inc.
75 Fourteenth St., 24th Floor
Atlanta, GA  30309

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

WITH COPIES TO:

Henry A. Thompson
Crescent Capital Investments, Inc.
75 Fourteenth St., 24th Floor
Atlanta, GA  30309

Kathryn M. Furman
King & Spalding LLP
191 Peachtree Street
Atlanta, Georgia 30303

April 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 540411501

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Designer Apparel Holding Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 2,830,118*

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 2,830,118*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,830,118*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.5*

14.	Type of Reporting Person (See Instructions) CO

*             Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this “Statement”) shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

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Item 1.	Security and Issuer

The class of equity security to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $.01 per share (the “Shares”), of Loehmann’s Holdings Inc., a Delaware corporation (the “Company”) and certain options to purchase such Shares (together with the Shares, the “Securities”).  The name and address of the principal executive offices of the Company are Loehmann’s Holdings Inc., 2500 Halsey Street, Bronx, New York 10461.

Item 2.	Identity and Background

(a)-(c); (f) This Statement is filed by Designer Apparel Holding Company, a Delaware corporation (“Designer”), with the U.S. Securities and Exchange Commission on April 30, 2004.  Designer has a principal place of business and principal office at Designer Apparel Holding Company c/o Crescent Capital Investments, Inc., 75 Fourteenth St., 24th Floor, Atlanta, GA 30309.  For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Designer, each person controlling Designer and each executive officer and director of any corporation or other person ultimately in control of Designer, reference is made to Exhibit A attached hereto and incorporated herein by reference to this Item 2.

(d)-(e)  Neither Designer, nor, to the knowledge of Designer, any person listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Alpine Associates, A Limited Partnership, Alpine Partners, L.P., Palisades Partners, L.P. and Alpine Associates Offshore Fund Ltd. (each an “Alpine Stockholder”, and together, the “Alpine Stockholders”) and Designer have entered into a Voting Agreement, dated April 22, 2004, attached hereto as Exhibit B (the “Voting Agreement”) with respect to certain Shares beneficially owned by the Alpine Stockholders.  No Securities were purchased by Designer pursuant to the Voting Agreement, and thus no funds were used for such purpose.  Exhibit B is specifically incorporated herein by reference to this Item 3.  Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Voting Agreement.

Designer entered into an Agreement as to Surrender and Cancellation of Options, dated April 22, 2004, with each of Robert Glass and Robert Friedman (the “Management Stockholders” and together with the Alpine Stockholders, the “Stockholders”), attached hereto as Exhibit C (the “Agreements as to Surrender and Cancellation of Options”) with respect to certain options to purchase Shares (the “Options”) held by the Management Stockholders.  No Securities were purchased by Designer pursuant to the Agreements as to Surrender and Cancellation of

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Options, and thus no funds were used for such purpose. Exhibit C is specifically incorporated herein by reference to this Item 3.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Designer and each person listed on Exhibit A hereto expressly disclaim any beneficial ownership of the Securities subject to the Voting Agreement and the Agreements as to Surrender and Cancellation of Options.

Item 4.	Purpose of Transaction

Pursuant to the Instructions for Cover Page (2) to this Schedule 13D, the following is a description of the relationship among Designer and the Stockholders under the Voting Agreement and the Agreements as to Surrender and Cancellation of Options but is not an affirmation by Designer of the existence of a group for purposes of Section 13 of the Act.

The purpose of Designer entering into the Voting Agreement and the Agreements as to Surrender and Cancellation of Options with respect to the Securities is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of April 22, 2004, by and among Designer, DAH Merger Corporation, a Delaware corporation (“Merger Sub”) and the Company, attached hereto as Exhibit D (the “Merger Agreement”).  Exhibit D is specifically incorporated herein by reference to this Item 3.

Under the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation.  Each Share outstanding immediately prior to the date and time at which the Merger becomes effective (the “Effective Time”) will be converted into the right to receive U.S. $23.00 in cash.  The Merger is subject to various conditions, including the approval of the stockholders of the Company and the satisfaction of other customary terms and conditions in the Merger Agreement.  If the Merger is consummated as contemplated, the Shares will be eligible for termination of registration under Section 12(g)(4) of the Act.

Pursuant to the Voting Agreement, each of the Alpine Stockholders agreed, among other things, (a) to appear in person or by proxy at each meeting or otherwise cause the Shares beneficially owned by such Alpine Stockholder to be counted as present thereat for purposes of calculating a quorum, and (b) (i) unless Designer votes such Shares directly pursuant to the proxy granted by the Voting Agreement, to vote (or cause to be voted) such Shares, in person or by proxy, or deliver a written consent with respect to such Shares, in favor of adoption of the Merger Agreement, approval of the Merger and any other action of the Company Stockholders requested in furtherance thereof; (ii) unless Designer votes such Shares directly pursuant to the proxy granted pursuant to the Voting Agreement, to vote (or cause to be voted) such Shares, in person or by proxy, against, and not deliver any written consent with respect to such Shares in favor of (x) any action or agreement submitted for approval of the Company Stockholders that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of such Alpine Stockholder contained in the Voting Agreement; and (y) any Acquisition Proposal or any other action, agreement or transaction submitted for approval to the Company Stockholders that is intended, or could reasonably be expected, to impede, interfere or be

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inconsistent with, delay, postpone, discourage or adversely affect the Merger or the Voting Agreement, including:  (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (C) a material change in the policies or management of the Company; (D) an election of new members to the board of directors of the Company, except where the vote is cast in favor of the nominees of a majority of the existing directors; (E) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company Certificate of Incorporation or Company Bylaws; or (F) any other material change in the Company’s corporate structure or business, unless, with respect to any of (A) through (F) above, Designer instructs such Alpine Stockholder in writing to vote in favor of, or deliver a consent with respect to, such actions to vote (or cause to be voted) the Shares, in person or by proxy, or deliver a written consent with respect to such Shares.

Under the Voting Agreement, each Alpine Stockholder also granted Designer a proxy to vote the Shares beneficially owned by such Alpine Stockholder or, as applicable, to instruct and direct DTC, Bear Stearns, Credit Suisse First Boston or any other holder of record of the Shares to vote its Shares or execute its proxy with respect to such Shares, in each case as indicated in such Voting Agreement.  In addition, each Alpine Stockholder agreed not to transfer or otherwise dispose of any of its Shares or any other Shares acquired by it after the date of the Voting Agreement and prior to the termination of the Voting Agreement.

The Voting Agreement and the proxy granted pursuant to the Voting Agreement will terminate upon the earlier of (i) the date on which the Merger Agreement is terminated in accordance with its terms and (ii) the Effective Time.

Pursuant to the Agreements as to Surrender and Cancellation of Options, each Management Stockholder agreed (i) not to exercise such Management Stockholder’s Options until the earlier of the Effective Time or the termination of the Merger Agreement (the “Holding Period”) and (ii) if such Management Stockholder purchases or otherwise acquires Shares during the Holding Period, such Management Stockholder will enter into a voting agreement in a form reasonably acceptable to Designer whereby such Management Stockholder will agree to vote or consent, or at the request of Designer, to grant Designer a proxy to vote, all of such Management Stockholder’s Shares in favor of approval of the Merger and adoption of the Merger Agreement and against any Acquisition Proposal, or other acquisition proposal or agreement submitted to the Company Stockholders that would reasonably be expected to result in a breach of a provision of the Merger Agreement or to impede with, discourage or adversely effect the Merger.  Further, each Management Stockholder agreed to execute and deliver any additional documents deemed by Designer to be reasonably necessary or desirable to effect the foregoing.

The foregoing descriptions of the transactions contemplated by the Voting Agreement, the Agreements as to Surrender and Cancellation of Options and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B, C and D, respectively.  Exhibits B, C and D are specifically incorporated herein by reference to this Item 4.

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Except as set forth in this Statement, the Voting Agreement, the Agreements as to Surrender and Cancellation of Options or the Merger Agreement, neither Designer nor, to the knowledge of Designer, any person listed on Exhibit A hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           As a result of the Voting Agreement, Designer may be deemed to have beneficial ownership of an aggregate of 2,200,118 Shares, which constitutes, based on information provided by the Company and set forth in the Merger Agreement, approximately 32.7% of the issued and outstanding Shares.  As a result of the Agreements as to Surrender and Cancellation of Options, Designer may be deemed to have beneficial ownership as to 630,000 Shares issuable upon exercise of the Options held by the Management Stockholders which, if exercised, would constitute 8.6% of the issued and outstanding Shares based on information provided by the Company and set forth in the Merger Agreement.  In addition, Designer may be deemed to have beneficial ownership of any other Shares acquired by the Management Stockholders during the Holding Period.

Designer and the persons listed in Exhibit A hereto, however, hereby disclaim beneficial ownership of such Securities, and this Statement shall not be construed as an admission that Designer or any person listed on Exhibit A hereto, for any or all purposes, is the beneficial owner of the Securities covered by this Statement.

Other than as provided in the first sentence of the first paragraph of this Item 5, neither Designer nor, to the knowledge of Designer, any person listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any Securities.

(b)           Pursuant to the Voting Agreement, Designer may be deemed to have shared voting power and shared dispositive power with respect to the following Shares (i) 1,845,100 Shares with Alpine Associates, A Limited Partnership, (ii) 246,080 Shares with Alpine Partners, L.P., (iii) 88,548 Shares with Palisades Partners, L.P. and (iv) 20,390 Shares with Alpine Associates Offshore Fund Ltd.  However, Designer is not entitled to any rights as a stockholder of the Company as to the Shares that are subject to the Voting Agreement.  The information required by Item 2 relating to the Alpine Stockholders is set forth in Exhibit E and consists of information contained in Amendment No. 6 of the Schedule 13D filed by the Alpine Stockholders with the Securities Exchange Commission on July 16, 2003.  While Designer has no reason to believe that such information was not accurate as of its date, Designer only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information.  In addition, Designer makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty with respect to such information, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Stockholders, which may affect the accuracy or completeness of such information.

Pursuant to the Agreements as to Surrender and Cancellation of Options, Designer may be deemed to have shared voting power and shared dispositive power with respect to the Options to purchase 630,000 Shares held by the Management Stockholders and any Shares purchased or

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otherwise acquired by the Management Stockholders during the Holding Period.  However, Designer is not entitled to any rights as a stockholder of the Company as to the Securities that are subject to the Agreements as to Surrender and Cancellation of Options.  The information required by Item 2 relating to the Management Stockholders is set forth in Exhibit F and is based on information provided by the Company in connection with the Merger Agreement and in the Proxy Statement filed by the Company with the Securities Exchange Commission on May 23, 2003.  While Designer has no reason to believe that such information was not accurate as of its date, Designer only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information.  In addition, Designer makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty with respect to such information, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Management Stockholders, which may affect the accuracy or completeness of such information.

(c)           Except with respect to the transactions contemplated by the Voting Agreement, the Agreements as to Surrender and Cancellation of Options and the Merger Agreement, neither Designer nor, to the knowledge of Designer, any person listed on Exhibit E or F hereto, has effected any transaction in the Securities during the past 60 days.  The descriptions of the transactions contemplated by the Voting Agreement, the Agreements as to Surrender and Cancellation of Options and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B, C and D, respectively.  Exhibits B, C and D are specifically incorporated herein by reference to this Item 5.

(d)           Except as set forth in this Item 5, no other person is known by Designer to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities that may be deemed to be beneficially owned by Designer.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated herein by reference to this Item 6.

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Item 7.	Material to Be Filed as Exhibits
Exhibit A: Directors and Executive Officers of Designer and Controlling Entities
Exhibit B: Voting Agreement, dated as of April 22, 2004, between Designer and the Stockholders

Exhibit C:  Agreement as to Surrender and Cancellation of Options, dated April 22, 2004, between Designer and Robert Friedman; Agreement as to Surrender and Cancellation of Options, dated April 22, 2004, between Designer and Robert Glass

Exhibit D: Agreement and Plan of Merger, dated as of April 22, 2004, by and among Designer, Merger Sub and the Company
Exhibit E: Certain Information Regarding the Alpine Stockholders
Exhibit F: Certain Information Regarding the Management Stockholders

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2004
Date
/s/ David P. Crosland
Signature
President and Chief Executive Officer DESIGNER APPAREL HOLDING COMPANY
Name/Title

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EXHIBIT A

Directors and Officers of Designer and Controlling Entities

Designer Apparel Holding Company

The name, present principal occupation, business address and citizenship of each director and executive officer of Designer Apparel Holding Company are set forth below.

1.               David P. Crosland – Executive Officer and Director

Mr. Crosland is an Executive Director of Crescent Capital Investments, Inc. which has a business address of 75 Fourteenth St., 24th Floor, Atlanta, GA  30309.  Mr. Crosland is a citizen of the United States of America.

2.               Charles H. Ogburn – Executive Officer and Director

Mr. Ogburn is an Executive Director of Crescent Capital Investments, Inc. which has a business address of 75 Fourteenth St., 24th Floor, Atlanta, GA  30309.  Mr. Ogburn is a citizen of the United States of America.

3.               Henry A. Thompson – Director

Mr. Thompson is an Executive Director of Crescent Capital Investments (Europe) Limited which has a business address of 53 Davies Street, London W1K 5JH.  Mr. Thompson is a citizen of the United States of America.

4.               Scott A. Buschmann – Executive Officer

Mr. Buschmann is an Associate of Crescent Capital Investments, Inc. which has a business address of 75 Fourteenth St., 24th Floor, Atlanta, GA  30309.  Mr. Buschmann is a citizen of the United States of America.

DAH Holdings Limited

Designer Apparel Holding Company is a wholly-owned subsidiary of DAH Holdings Limited.  The name, present principal occupation, business address and citizenship of each director and executive officer of DAH Holdings Limited are set forth below.

1.               Atif Abdulmalik – Executive Officer and Director

Mr. Abdulmalik is the Chief Executive Officer and Chairman of First Islamic Investment Bank E.C. (“FIIB”) which has a business address of P.O. Box 1406, Manama, Bahrain.  Mr. Abdulmalik is a citizen of Bahrain.

2.               Henry A. Thompson – Executive Officer and Director

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Mr. Thompson is a Director of Crescent Capital Investments (Europe) Limited which has a business address of 53 Davies Street, London W1K 5JH.  Mr. Thompson is a citizen of the United States of America.

3.               Mohamed Nooruddin – Executive Officer and Director

Mohammed A. Nooruddin is an Executive Director of Investment Placement for FIIB which has a business address of P.O. Box 1406, Manama, Bahrain.  Mr. Nooruddin is a citizen of Bahrain.

4.               Mohammed Chowdhury – Executive Officer and Director

Mr. Chowdhury is a Director of Financial Management of FIIB which has a business address of P.O. Box 1406, Manama, Bahrain.  Mr. Chowdhury is a citizen of the United Kingdom.

FIIB

DAH Holdings Limited is a wholly-owned subsidiary of FIIB.  The name, present principal occupation, business address and citizenship of each director and executive officer of FIIB are set forth below.

1.               Mohammed Abdulaziz Aljomaih – Director

Mr. Aljomaih is the Vice Chairman and Executive Vice President of Aljomaih Holding Co. which has a business address of P.O. Box 132, Riyadh 11411, Saudi Arabia.  Mr. Aljomaih is a citizen of Saudi Arabia.

2.               Abdulaziz Hamad Aljomaih – Director

Mr. Aljomaih is the Assistant Vice President of Aljomaih Holding Co. which has a business address of P.O. Box 132, Riyadh 11411, Saudi Arabia.  Mr. Aljomaih is a citizen of Saudi Arabia.

3.               Mohamed Abdullah Al-Zamil – Director

Mr. Al-Zamil is the Chairman of A.H. Al-Zamil Group of Companies, Bahrain and Saudi Arabia which has a business address of P.O. Box 285, Manama, Bahrain.  Mr. Al-Zamil is a citizen of Bahrain.

4.               Ghazi Fahad Alnafisi – Director

Mr. Alnafisi is the Chairman and Managing Director of Salhia Real Estate Company K.S.C., Kuwait which has a business address of P.O. Box 23413, Safat 13095, Kuwait.  Mr. Alnafisi is a citizen of Kuwait.

5.               Mohammed Bin Humooda – Director

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Mr. Humooda is the Executive Director of Abu Dhabi Investment Authority which has a business address of P.O. Box 3600, Abu Dhabi, United Arab Emirates.  Mr. Humooda is a citizen of United Arab Emirates.

6.               Abdulrahman Abdulaziz Al-Muhanna – Director

Mr. Al-Muhanna is the Managing Director of Al-Marai Company Ltd., Saudi Arabia which has a business address of P.O. Box 315, Riyadh 11411, Saudi Arabia.  Mr. Al-Muhanna is a citizen of Saudi Arabia.

7.               Ayman Ismail Abudawood – Director

Mr. Abudawood is the Vice President of Ismail Ali Abudawood Trading Company Ltd., Saudi Arabia which has a business address of P.O. Box 227, Jeddah 21411, Saudi Arabia.  Mr. Abudawood is a citizen of Saudi Arabia.

8.               Abdulla Abdullatif Al-Fozan – Director

Mr. Al-Fozan is the Managing Director of Abdullatif Ahmed Al-Fozan & Sons Co. which has a business address of P.O. Box 38, Al-Khobar 31952, Saudi Arabia.  Mr. Al-Fozan is a citizen of Saudi Arabia.

9.               Hamed Ahmed Al-Hamed – Director

Mr. Al-Hamed is the Deputy General Manager of Abu Dhabi Investment Company which has a business address of P.O. Box 46309, Abu Dhabi, United Arab Emirates.  Mr. Al-Hamed is a citizen of United Arab Emirates.

10.         Dr. Khalid Mohammed Boodai – Director

Mr. Boodai is the President of Horizon Management Consulting, Kuwait which has a business address of P.O. Box 26247, Safat 13123, Kuwait.  Mr. Boodai is a citizen of Kuwait.

11.         Khalid Thani A. Al-Thani – Director

Mr. Al-Thani is the Managing Director & Chairman Executive Committee of Qatar International Islamic Bank which has a business address of P.O. Box 664, Doha, Qatar.  Mr. Al-Thani is a citizen of Qatar.

12.         Atif A. Abdulmalik – Executive Officer and Director

Mr. Abdulmalik is the Chief Executive Officer of FIIB which has a business address of P.O. Box 1406, Manama, Bahrain.  Mr. Abdulmalik is a citizen of Bahrain.

13.         Hisham A. Al-Abdulla – Executive Officer

Mr. Al-Abdulla is an Executive Director of Investment Placement for FIIB which has a business address of P.O. Box 1406, Manama, Bahrain.  Mr. Al-Abdulla is a citizen of Bahrain.

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14.         Khalid A. Al-Jassim – Executive Officer

Mr. Al-Jassim is an Executive Director of Investment Placement for FIIB which has a business address of P.O. Box 1406, Manama, Bahrain.  Mr. Al-Jassim is a citizen of Bahrain.

15.         Riyad S. Al Saie – Executive Officer

Mr. Al Saie is an Executive Director of Investment Placement for FIIB which has a business address of P.O. Box 1406, Manama, Bahrain.  Mr. Al Saie is a citizen of Bahrain.

16.         David P. Crosland – Executive Officer

Mr. Crosland is an Executive Director of Crescent Capital Investments, Inc. which has a business address of 75 Fourteenth St., 24th Floor, Atlanta, GA  30309.  Mr. Crosland is a citizen of the United States of America.

17.         Mounzer A. Nasr – Executive Officer

Mr. Nasr is an Executive Director of Crescent Capital Investments (Europe) Limited which has a business address of 53 Davies Street, London W1K 5JH.  Mr. Nasr is a citizen of the United States of America.

18.         Mohammed A. Nooruddin – Executive Officer

Mr. Nooruddin is an Executive Director of Investment Placement for FIIB which has a business address of P.O. Box 1406, Manama, Bahrain.  Mr. Nooruddin is a citizen of Bahrain.

19.         Charles H. Ogburn – Executive Officer

Mr. Ogburn is an Executive Director of Crescent Capital Investments, Inc. which has a business address of 75 Fourteenth St., 24th Floor, Atlanta, GA  30309.  Mr. Ogburn is a citizen of the United States of America.

20.         Henry A. Thompson – Executive Officer

Mr. Thompson is an Executive Director of Crescent Capital Investments (Europe) Limited which has a business address of 53 Davies Street, London W1K 5JH.  Mr. Thompson is a citizen of the United States of America.

21.         Edward L. Underwood – Executive Officer

Mr. Underwood is an Executive Director of Crescent Capital Investments, Inc. which has a business address of 75 Fourteenth St., 24th Floor, Atlanta, GA  30309.  Mr. Underwood is a citizen of the United States of America.

22.         Asim Zafar – Executive Officer

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Mr. Zafar is an Executive Director of Real Estate and Asset-Based Investment for FIIB which has a business address of P.O. Box 1406, Manama, Bahrain.  Mr. Zafar is a citizen of Canada.

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EXHIBIT B

[Voting Agreement]

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EXECUTION COPY

VOTING AGREEMENT

THIS VOTING AGREEMENT (the “Agreement”), dated as of April 22, 2004, is entered into between DESIGNER APPAREL HOLDING COMPANY (“Parent”) and the stockholders named on the signature pages hereto (each a “Stockholder” and collectively, the “Stockholders”).  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement.

W I T N E S S E T H:

WHEREAS, Loehmann’s Holdings, Inc., a Delaware corporation (the “Company”), Parent and DAH Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), pursuant to which Sub will be merged with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, each Stockholder is the sole beneficial owner (including sole beneficial voting power) of the shares of Company Common Stock set forth opposite such Stockholder’s name on the applicable signature page hereto (such Stockholder’s “Existing Shares” and, together with any shares of Company Common Stock or other voting capital stock of the Company acquired by such Stockholder after the date hereof, such Stockholder’s “Shares”); and

WHEREAS, concurrently with the execution and delivery of the Merger Agreement and as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, each Stockholder has agreed to vote all of its Shares pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and in consideration of the mutual covenants and agreements contained herein and in the Merger Agreement and intending to be legally bound, the parties agree as follows:

1.             Voting of Shares.  Until the termination of this Agreement in accordance with the terms hereof, each Stockholder hereby agrees that, at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, and in connection with any action of the stockholders of the Company taken by written consent, such Stockholder will:

(a)           appear in person or by proxy at each such meeting or otherwise cause the Shares beneficially owned by such Stockholder to be counted as present at such meeting for purposes of calculating a quorum; and

(b)           (i) unless Parent votes such Shares directly pursuant to the proxy granted in Section 2 hereof, vote (or cause to be voted) such Shares, in person or by proxy, or deliver a written consent with respect to such Shares, in favor of adoption of the Merger Agreement, approval of the Merger and any other action of the Company Stockholders requested in furtherance thereof; (ii) unless Parent votes such Shares directly pursuant to the proxy granted in Section 2 hereof, vote (or cause to be voted) such Shares, in person or by proxy, against, and not deliver any written consent with respect to such Shares in favor of (x) any action or agreement submitted for approval of the Company Stockholders that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of such Stockholder contained in this Agreement; and (y) any Acquisition Proposal or any other action, agreement or transaction submitted for approval to the Company Stockholders that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the Merger or this Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (C) a material change in the policies or management of the Company; (D) an election of new members to the board of directors of the Company, except where the vote is cast in favor of the nominees of a majority of the existing directors; (E) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company Certificate of Incorporation or Company Bylaws; or (F) any other material change in the Company’s corporate structure or business, unless, with respect to any of (A) through (F) above, Parent shall instruct such Stockholder in writing to vote in favor of, or deliver a consent with respect to, such actions.

2.             Proxy.

2.1           Each Stockholder by this Agreement does hereby constitute and appoint Parent, or any nominee of Parent, with full power of substitution, during and for the Proxy Term (as hereinafter defined), as such Stockholder’s true and lawful attorney and irrevocable proxy, for and in such Stockholder’s name, place and stead, to vote each of such Shares as such Stockholder’s proxy, at every meeting of the Company Stockholders or any adjournment thereof or in connection with any written consent of the Company Stockholders, or, as applicable, to instruct and direct DTC, Bear Stearns, Credit Suisse First Boston or any other holder of record of the Shares to vote its Shares or execute its proxy with respect to such Shares at every meeting of the Company Stockholders or any adjournment thereof or in connection with any written consent of the Company Stockholders, (i) in favor of adoption of the Merger Agreement, approval of the Merger and any other action of the Company Stockholders requested in furtherance thereof; (ii) against any action or agreement submitted for approval of the Company Stockholders that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of such Stockholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction submitted for approval to the Company Stockholders that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the Merger or this Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (C) a material change in the policies or management of the Company; (D) an election of new members

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to the board of directors of the Company, except where the vote is cast in favor of the nominees of a majority of the existing directors; (E) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company Certificate of Incorporation or Company Bylaws; or (F) any other material change in the Company’s corporate structure or business, unless, with respect to any of (A) through (F) above, Parent shall determine to vote or consent in favor of such actions.  Each Stockholder intends this proxy to be irrevocable and coupled with an interest during the Proxy Term and hereby revokes any proxy previously granted by such Stockholder with respect to such Stockholder’s Shares.

2.2           For purposes of this Agreement, “Proxy Term” shall mean the period from the execution of this Agreement until the earlier of (i) the date on which the Merger Agreement is terminated in accordance with its terms or (ii) the Effective Time.

3.             Acknowledgment of Reliance.  Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

4.             No Inconsistent Agreements.  Each Stockholder hereby covenants and agrees that, except for this Agreement, such Stockholder (a) has not entered, and such Stockholder shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Shares beneficially owned by such Stockholder and (b) has not granted, and such Stockholder shall not grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Shares beneficially owned by such Stockholder, other than the proxy granted pursuant to Section 2 hereof.

5.             Representations and Warranties of the Stockholders.  Each Stockholder hereby represents and warrants to Parent as follows:

5.1           Authorization; Validity of Agreement; Necessary Action.  Stockholder has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Stockholder of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by Stockholder, and no other actions or proceedings on the part of Stockholder are necessary to authorize the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of Stockholder, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general equity principles.

5.2           Ownership.  The Existing Shares are, and such Existing Shares and any additional Shares will be, beneficially owned by Stockholder.  As of the date hereof, the number of shares of Company Common Stock owned by Stockholder is listed opposite Stockholder’s name on the signature page hereto.  As of the date hereof, the Existing Shares constitute all of the shares of Company Common Stock owned by or for which voting power or disposition power is held or shared by Stockholder or any of its affiliates (except for shares owned beneficially and of record by any affiliates of Stockholder that are parties to a Voting and Support Agreement with Parent

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in the form of this Agreement).  For purposes of this Agreement, (i) “affiliates” shall mean persons controlled by, under the control of or under common control with Stockholder and, (ii) “control” of a person or entity shall mean the possession, directly or indirectly, of the power to direct the management and policies of such person or entity, whether through the ownership of voting securities, contract or otherwise.  Stockholder has and will have at all times through the Effective Time sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Sections 1, 2, 4 and 6 hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares and with respect to all of the Shares at the Effective Time, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.  Stockholder has good and marketable title to the Existing Shares, free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and encumbrances of any nature whatsoever (“Liens”), and Stockholder will have good and marketable title to such Existing Shares and any additional Shares, free and clear of any Liens.

5.3           No Violation.  The execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of its obligations under this Agreement will not, (i) conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to Stockholder or by which any of its assets or properties is bound or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or require redemption or repurchase of or otherwise require the purchase or sale of any securities, or result in the creation of any Lien on the properties or assets of Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of its assets or properties is bound, except for any of the foregoing as would not, either individually or in the aggregate, prevent or materially delay or impair the ability of Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

5.4           Consents and Approvals.  The execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of its obligations under this Agreement will not, require Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity based on the law, ordinance or regulation of any applicable Governmental Entity, except for the filing of an amendment to Stockholder’s Schedule 13D and for any of the foregoing as would not reasonably be expected, either individually or in the aggregate, prevent or materially delay or impair the ability of Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

5.5           Absence of Litigation.  As of the date hereof, there is no suit, action, investigation or proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder before or by any Governmental Entity that could impair the ability of Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

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5.6           Absence of Agreements with the Company.  There are no existing Agreements or arrangements between Stockholder or any of its affiliates, on one hand, or the Company or any of its Subsidiaries, on the other hand, relating to the Shares beneficially owned by Stockholder or any other securities of or investment in the Company.

6.             Covenants of the Stockholders.  Each Stockholder hereby covenants and agrees as follows:

6.1           While this Agreement is in effect, and except as expressly contemplated hereby, not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (collectively, a “Transfer”) or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or any other person or entity or enter into any contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Existing Shares beneficially owned by Stockholder, any Shares acquired by Stockholder after the date hereof, any securities exercisable or exchangeable for or convertible into Company Common Stock, any other capital stock of the Company or any interest in any of the foregoing with any person or entity.

6.2           In case of a stock dividend or distribution, or any change in Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction.

6.3           During the term of this Agreement it shall not, and shall not authorize any of its representatives to, and shall not permit any of its representatives to, directly or indirectly, (a) solicit, initiate or encourage, or take any other action to facilitate, the submission of any Acquisition Proposal or any proposal with respect to any matter described in Section 6.1 hereof or (b) participate in or encourage any discussion or negotiations regarding, or furnish to any person or entity any non-public information with respect to, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that beginning on the date as of which the Company has delivered to Parent written notice as described in Section 5.5(c)(ii)(B) of the Merger Agreement (the “Superior Proposal Notice”) and ending when the Company no longer has the right to terminate the Merger Agreement pursuant to Section 7.1(d)(ii) of the Merger Agreement, upon prior written notice to Parent, Stockholder may furnish information and enter into discussions with the person making the Superior Proposal (as defined in the Merger Agreement) giving rise to the delivery of the Superior Proposal Notice.  Stockholder agrees immediately to cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Acquisition Proposal or any matter described in Section 6.1, and Stockholder will take all necessary steps to inform its respective representatives of the obligations undertaken by Stockholder pursuant to this Section 6.3.

6.4           While this Agreement is in effect, it shall notify Parent promptly (and in any event within one business day) in writing of (i) the number of any additional Shares acquired by

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Stockholder, if any, after the date hereof and (ii) any such inquiries or proposals that are received by, any such information which is requested from, or any such negotiations or discussions that are sought to be initiated or continued with, Stockholder with respect to any matter described in Section 6.1 or 6.3.

6.5           Stockholder will not take any action which would have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement.

7.             Miscellaneous.

7.1           Termination.  Sections 1, 2, 4 and 6 of this Agreement, and any proxy granted pursuant to Section 2, shall terminate upon the earlier of (i) the date on which the Merger Agreement is terminated in accordance with its terms or (ii) the Effective Time.  Nothing in this Section 7 shall relieve or otherwise limit any party of liability for breach of this Agreement.

7.2           Stop Transfer Order.  In furtherance of this Agreement, each Stockholder shall and hereby does authorize and instruct the Company to instruct its transfer agent to enter a stop transfer order with respect to all of the Existing Shares beneficially owned by such Stockholder and all Shares acquired by such Stockholder after the date hereof.

7.3           Further Assurances.  From time to time, at the other party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement and the Merger Agreement.

7.4           No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Stockholder’s Shares.  All rights, ownership and economic benefits of and relating to each Stockholder’s Shares shall remain vested in and belong to such Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of its Shares, except as otherwise provided herein.

7.5           Expenses.  All costs and expenses (including legal fees) incurred in connection with this Agreement shall be paid by the party incurring such expenses.

7.6           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or delivered by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

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(a)           if to Parent to:

Designer Apparel Holding Company
c/o Crescent Capital Investments, Inc.
Attn.: David P. Crosland
75 Fourteenth Street
24th Floor
Atlanta, Georgia 30309
Telephone No.: (404) 920-9002
Facsimile No.: (404) 920-9001

with a copy to:

King & Spalding LLP
191 Peachtree Street
Atlanta, GA 30303
Attention:	Kathryn M. Furman
Facscimile:	(404) 572-5146

(b)           if to a Stockholder, to the address listed next to such Stockholder’s name on the applicable signature page hereto.

7.7           Interpretation.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  No provision of this Agreement shall be construed to require Parent, any Stockholder or any of their respective Subsidiaries or affiliates to take any action which would violate any applicable Law.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement.

7.8           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

7.9           Entire Agreement.  This Agreement (together with the Merger Agreement, to the extent referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

7.10         Governing Law; Jurisdiction.  All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated by this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to its rules of conflict of laws.  Parent and each Stockholder hereby irrevocably and unconditionally consents to submit to the

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sole and exclusive jurisdiction of the courts of the State of Delaware for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated by this Agreement (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the courts of the State of Delaware and agrees not to plead or claim in any court of the State of Delaware that such litigation brought therein has been brought in any inconvenient forum.  Each of the parties hereto hereby irrevocably waives the right to a trial by jury.

7.11         Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.12         Specific Performance.  Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the parties agrees that the other party shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at or in equity.

7.13         Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

7.14         Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.   This Agreement is not intended to confer upon any person or entity other than the parties hereto any rights or remedies hereunder.

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[SIGNATURE PAGE TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the parties have signed or have caused this Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first above written.

DESIGNER APPAREL HOLDING COMPANY

By:	/s/ David P. Crosland
Name: David P. Crosland
Title: President

VOTING AGREEMENT

Counterpart Signature Page

IN WITNESS WHEREOF, the undersigned Stockholder has signed or has caused this Agreement to be signed by its respective officers or other authorized persons thereunto duly authorized as of the date first written above.

Number of Shares	ALPINE ASSOCIATES, L.P.
beneficially owned :
1,845,100	By: Eckert Corporation
Its: General Partner

By: /s/ Todd Mason
Name: Todd Mason
Title: Vice President

Address for notices:	Alpine Associates, L.P.
Attn: Todd Mason
100 Union Ave.
Cresskill, New Jersey 07626

VOTING AGREEMENT

Counterpart Signature Page

IN WITNESS WHEREOF, the undersigned Stockholder has signed or has caused this Agreement to be signed by its respective officers or other authorized persons thereunto duly authorized as of the date first written above.

Number of Shares	ALPINE PARTNERS, L.P.
beneficially owned :
246,080	By: Eckert Corporation
Its: General Partner

By: /s/ Todd Mason
Name: Todd Mason
Title: Vice President

Address for notices:	Alpine Partners, L.P.
Attn: Todd Mason
100 Union Ave.
Cresskill, New Jersey 07626

VOTING AGREEMENT

Counterpart Signature Page

IN WITNESS WHEREOF, the undersigned Stockholder has signed or has caused this Agreement to be signed by its respective officers or other authorized persons thereunto duly authorized as of the date first written above.

Number of Shares	ALPINE ASSOCIATES OFFSHORE FUND LTD.
beneficially owned :
20,390
By: /s/ Todd Mason
Name: Todd Mason
Title: Vice President

Address for notices:	Alpine Associates Offshore Fund Ltd.
Attn: Todd Mason
100 Union Ave.
Cresskill, New Jersey 07626

VOTING AGREEMENT

Counterpart Signature Page

IN WITNESS WHEREOF, the undersigned Stockholder has signed or has caused this Agreement to be signed by its respective officers or other authorized persons thereunto duly authorized as of the date first written above.

Number of Shares	PALISADES PARTNERS, L.P.
beneficially owned :
88,548	By: /s/ Gordon A. Uehling
Name: Gordon A. Uehling
Title: General Partner

Address for notices:	Palisades Partners, L.P.
Attn: Todd Mason
100 Union Ave.
Cresskill, New Jersey 07626

EXHIBIT C

[Agreements as to Surrender and Cancellation of Options]

AGREEMENT AS TO

SURRENDER AND CANCELLATION OF OPTIONS

                THIS AGREEMENT AS TO SURRENDER AND CANCELLATION OF OPTIONS (“Agreement”) is entered into as of the       day of April, 2004 by and among Loehmann’s Holdings Inc., a Delaware corporation (the “Company”), and Robert N. Friedman, an individual resident of the State of New York (the “Optionholder”).

W I T N E S S E T H:

                WHEREAS, the Optionholder holds options to purchase (i) 165,000 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), at an exercise price equal to $6.125 per share, and (ii) 150,000 shares of Common Stock, at an exercise price equal to $7.75 per share (collectively, the “Options”);

                WHEREAS, the Options have been issued under the Company’s Amended and Restated 2001 Stock Option Plan (the “2001 Plan”) pursuant to (i) that certain Incentive Stock Option Contract (the “March Option Contract”), dated March 25, 2002, by and between the Company and the Optionholder, a copy of which is attached hereto as Exhibit A, and (ii) that certain Incentive Stock Option Contract (the “May Option Contract” and, together with the March Option Contract, the “Option Contracts”), dated May 10, 2002, by and between the Company and the Optionholder, a copy of which is attached hereto as Exhibit B;

                WHEREAS, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among the Company, Designer Apparel Holding Company, a Delaware corporation (“Parent”), and DAH Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged (the “Merger”) with and into the Company with the Company surviving the Merger as a wholly owned subsidiary of Parent;

                WHEREAS, Optionholder is entering into this Agreement as a material inducement for Parent to enter into such Merger Agreement;

                WHEREAS, effective as of the Effective Time (as defined in the Merger Agreement), the Optionholder desires to surrender and cancel Options to purchase (i) 165,000 shares of Common Stock, at an exercise price equal to $6.125 per share, issued pursuant to the March Option Contract (the “March Cancelled Options”) and (ii) 68,033 shares of Common Stock, at an exercise price equal to $7.75 per share, issued pursuant to the May Option Contract (the “May Cancelled Options” and, together with the March Cancelled Options, the “Cancelled Options”), in consideration of a cash payment from the Company;

                WHEREAS, at the Closing or as soon as practicable after Closing, the Company has agreed to pay (i) $16.875 (less appropriate tax withholdings) for each share of Common Stock underlying the March Cancelled Options (the “March Cash Consideration”) and (ii) $15.25 (less appropriate tax withholdings) for each share of Common Stock underlying the May Cancelled Options (the “May Cash Consideration”);

                WHEREAS, effective as of the Effective Time, the Optionholder desires to retain Options to purchase 81,967 shares of Common Stock, at an exercise price equal to $7.75 per share (collectively, the “Retained Options”), under the same terms and conditions contained in the May Option Contract and the 2001 Plan, including, without limitation, the anti-dilution provisions set forth in Section 12 of the 2001 Plan, after the Effective Time, except as modified in Section 4 hereof;

                WHEREAS, the Company has agreed that, the Retained Options will remain outstanding after the Effective Time and will be subject to the terms and conditions contained in the May Option Contract and the 2001 Plan, including, without limitation, the anti-dilution provisions set forth in Section 12 of the 2001 Plan, except as otherwise provided herein; and

                WHEREAS, as further inducement to the Parent and Merger Sub to consummate the Merger, the Optionholder has agreed (i) not to exercise any of the Options during the Holding Period (as defined below) and (ii) to enter into a Voting Agreement (as defined below) if it purchases or otherwise acquires any shares of Common Stock during the Holding Period.

                NOW, THEREFORE, in consideration of the premises, the mutual promises hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                1.             Ownership.  The Optionholder represents and warrants that the Optionholder is the only legal and beneficial owner of the Options and any other legal and equitable rights and claims of any kind under the Option Contracts and that the Optionholder has not assigned, pledged or contracted to assign or pledge the Options or any other such rights or claims.

                2.             Surrender and Cancellation of Cancelled Options.  As of the Effective Time and without necessity of any further action or approval by the Optionholder, all of the Cancelled Options, including, without limitation, the Option Certificates evidencing the same, whether or not turned over to the Company, shall be deemed surrendered and cancelled, and such Cancelled Options will be converted automatically into the right to receive the March Cash Consideration or the May Cash Consideration, as applicable, for each share of Common Stock underlying the Cancelled Options and such Optionholder shall be deemed to have released Parent, Merger Sub and the Company from all claims arising

2

from the grant or surrender or cancellation of such Optionholder’s Cancelled Options.  The Optionholder acknowledges to the extent any Cancelled Options were incentive stock options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) when granted, the cancellation of and payment for such Cancelled Options will not be subject to ISO treatment.

                3.             Investment Representation.  The Optionholder understands his rights with respect to the Cancelled Options under the terms of the Option Contracts, the 2001 Plan, applicable law and otherwise, and the Optionholder agrees that the March Cash Consideration and the May Cash Consideration, as applicable, is fair and reasonable and consistent with those rights.  The execution and delivery of this Agreement by the Optionholder will satisfy any consent obligations required of the Optionholder under the Option Contracts, the 2001 Plan, applicable law or otherwise.  The Optionholder has relied solely upon the advice of his own counsel, accountant and other advisors, with regard to the legal, investment, tax and other considerations regarding this Agreement and the transactions contemplated hereby.

                4.             Continuation of Retained Options.  The Optionholder and the Company hereby acknowledge and agree that the Retained Options will remain outstanding as of the Effective Time and that such Retained Options will continue to be governed by the terms and conditions contained in the May Option Contract and the 2001 Plan; provided that the Retained Options will not be incentive stock options within the meaning of Section 422 of the Code, and further provided that, (i) the option term for the Retained Options shall be extended to the date that is ten (10) years from the date of the Effective Time, (ii) the Retained Options shall be nonforfeitable and fully exercisable during such option term, and (iii) the Retained Options shall also be subject to a cancellation payment in the event of a Change of Control as defined in and described in Section 15 of the employment agreement between Optionholder and the Company which becomes effective at the Effective Time.  The Company agrees to take any action necessary to make appropriate adjustments to the Retained Options as of or as soon as practicable after the Effective Time as provided in Section 12 of the 2001 Plan, and to reflect the changes in the terms of the Retained Options as described in the immediately preceding sentence.

                5.             Holding Period.

                                (a)           The Optionholder hereby further agrees not to exercise any of the Options from the period beginning on the date of this Agreement and ending as of the Effective Time or the earlier termination of the Merger Agreement (the “Holding Period).

                                (b)           In the event that the Optionholder purchases or otherwise acquires shares of Common Stock during the Holding Period, the Optionholder hereby agrees (i) to enter into a voting agreement (the “Voting Agreement”), in a form reasonably satisfactory to Parent, pursuant to which the Optionholder will agree to vote or consent, or at the request

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of Parent, to grant Parent a proxy to vote, all of his shares of Common Stock in favor of approval of the Merger and adoption of the Merger Agreement and against any Acquisition Proposal (as defined in the Merger Agreement), or other acquisition proposal or agreement submitted to the stockholders of the Company that would reasonably be expected to result in a breach of a provision of the Merger Agreement or to impede with, discourage or adversely effect the Merger and (ii) to execute and deliver any additional documents deemed by Parent to be reasonably necessary or desirable to effect the foregoing.

                6.             Notices.  All notices to any party hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier, or if sent by registered or certified mail, postage prepaid, or by telecopy, as follows:

If to the Company:	2500 Halsey Street
Bronx, New York 10461
Attn: Co Chairman of the Board

If to the Optionholder:	Robert N. Friedman
c/o Loehmann’s Holdings Inc.
2500 Halsey Street
Bronx, New York 10461

                7.             Termination.  This Agreement shall not be terminated without the prior written consent of Parent.  Notwithstanding the immediately preceding sentence, this Agreement and all obligations of the parties hereunder immediately shall terminate and be without further force and effect upon the termination of the Merger Agreement pursuant to the terms thereof.

                8.             Amendments and Waivers.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and (i) signed by the parties hereto, and (ii) consented to in writing by Parent.

                9.             Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

                10.          Further Assurances.  The Optionholder agrees to furnish upon request of the Company (or Parent after the Merger) such further information, to execute and deliver to the Company (or to Parent after the Merger) such other documents, and to do such other acts and things, all as the Company (or Parent after the Merger) may reasonably request (and at the expense of the Company or Parent) for the purpose of carrying out the intent of this Agreement.

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                11.          Binding Nature.  This Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto that have executed this Agreement as set forth below and, in the case of Optionholder, shall be binding upon and shall inure to the benefit of Optionholder’s heirs, legatees, beneficiaries and personal representatives.  THE OPTIONHOLDER INTENDS FOR THE AUTHORIZATIONS AND AGREEMENTS IN THIS AGREEMENT TO REMAIN IN FORCE AND NOT BE AFFECTED IF THE OPTIONHOLDER SUBSEQUENTLY DIES OR BECOMES MENTALLY OR PHYSICALLY DISABLED, INCAPACITATED OR INCOMPETENT, AND DOES HEREBY DIRECT THAT NO FILING OF AN INVENTORY NOR POSTING OF A SURETY BOND BE REQUIRED.

                12.          Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements (whether written or oral and whether express or implied) among or between the parties hereto to the extent related to the subject matter of this Agreement.

                13.          Governing Law.  This Agreement shall be governed by the laws of the State of New York, excluding choice of law principles.

                14.          Third-Party Beneficiary.  Parent is a third-party beneficiary of this Agreement and shall be entitled to enforce this Agreement against the Optionholder in the same manner as if Parent were a party hereto.

                IN WITNESS WHEREOF, the undersigned parties have set their hands and seals as of the day and year first written above.

[SIGNATURES ON FOLLOWING PAGE]

5

[SIGNATURE PAGE TO FRIEDMAN SURRENDER AND CANCELLATION OF OPTIONS]

LOEHMANN’S HOLDINGS INC.

LOEHMANN’S HOLDINGS INC.

By:	/s/ William J. Fox
Name: William J. Fox
Title: Co-Chairman

ROBERT N. FRIEDMAN

/s/ Robert Friedman

6

AGREEMENT AS TO

SURRENDER AND CANCELLATION OF OPTIONS

THIS AGREEMENT AS TO SURRENDER AND CANCELLATION OF OPTIONS (“Agreement”) is entered into as of the      day of April, 2004 by and among Loehmann’s Holdings Inc., a Delaware corporation (the “Company”), and Robert Glass, an individual resident of the State of New York (the “Optionholder”).

W I T N E S S E T H:

WHEREAS, the Optionholder holds options to purchase (i) 165,000 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), at an exercise price equal to $6.125 per share, and (ii) 150,000 shares of Common Stock, at an exercise price equal to $7.75 per share (collectively, the “Options”);

WHEREAS, the Options have been issued under the Company’s Amended and Restated 2001 Stock Option Plan (the “2001 Plan”) pursuant to (i) that certain Incentive Stock Option Contract (the “March Option Contract”), dated March 25, 2002, by and between the Company and the Optionholder, a copy of which is attached hereto as Exhibit A, and (ii) that certain Incentive Stock Option Contract (the “May Option Contract” and, together with the March Option Contract, the “Option Contracts”), dated May 10, 2002, by and between the Company and the Optionholder, a copy of which is attached hereto as Exhibit B;

WHEREAS, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among the Company, Designer Apparel Holding Company, a Delaware corporation (“Parent”), and DAH Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged (the “Merger”) with and into the Company with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, Optionholder is entering into this Agreement as a material inducement for Parent to enter into such Merger Agreement;

WHEREAS, effective as of the Effective Time (as defined in the Merger Agreement), the Optionholder desires to surrender and cancel Options to purchase (i) 165,000 shares of Common Stock, at an exercise price equal to $6.125 per share, issued pursuant to the March Option Contract (the “March Cancelled Options”) and (ii) 68,033 shares of Common Stock, at an exercise price equal to $7.75 per share, issued pursuant to the May Option Contract (the “May Cancelled Options” and, together with the March Cancelled Options, the “Cancelled Options”), in consideration of a cash payment from the Company;

WHEREAS, at the Closing or as soon as practicable after Closing, the Company has agreed to pay (i) $16.875 (less appropriate tax withholdings) for each share of Common Stock underlying the March Cancelled Options (the “March Cash Consideration”) and (ii) $15.25 (less appropriate tax withholdings) for each share of Common Stock underlying the May Cancelled Options (the “May Cash Consideration”);

WHEREAS, effective as of the Effective Time, the Optionholder desires to retain Options to purchase 81,967 shares of Common Stock, at an exercise price equal to $7.75 per share (collectively, the “Retained Options”), under the same terms and conditions contained in the May Option Contract and the 2001 Plan, including, without limitation, the anti-dilution provisions set forth in Section 12 of the 2001 Plan, after the Effective Time, except as modified in Section 4 hereof;

WHEREAS, the Company has agreed that, the Retained Options will remain outstanding after the Effective Time and will be subject to the terms and conditions contained in the May Option Contract and the 2001 Plan, including, without limitation, the anti-dilution provisions set forth in Section 12 of the 2001 Plan, except as otherwise provided herein; and

WHEREAS, as further inducement to the Parent and Merger Sub to consummate the Merger, the Optionholder has agreed (i) not to exercise any of the Options during the Holding Period (as defined below) and (ii) to enter into a Voting Agreement (as defined below) if it purchases or otherwise acquires any shares of Common Stock during the Holding Period.

NOW, THEREFORE, in consideration of the premises, the mutual promises hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Ownership.  The Optionholder represents and warrants that the Optionholder is the only legal and beneficial owner of the Options and any other legal and equitable rights and claims of any kind under the Option Contracts and that the Optionholder has not assigned, pledged or contracted to assign or pledge the Options or any other such rights or claims.

2.             Surrender and Cancellation of Cancelled Options.  As of the Effective Time and without necessity of any further action or approval by the Optionholder, all of the Cancelled Options, including, without limitation, the Option Certificates evidencing the same, whether or not turned over to the Company, shall be deemed surrendered and cancelled, and such Cancelled Options will be converted automatically into the right to receive the March Cash Consideration or the May Cash Consideration, as applicable, for each share of Common Stock underlying the Cancelled Options and such Optionholder shall be deemed to have released Parent, Merger Sub and the Company from all claims arising

2

from the grant or surrender or cancellation of such Optionholder’s Cancelled Options.  The Optionholder acknowledges to the extent any Cancelled Options were incentive stock options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) when granted, the cancellation of and payment for such Cancelled Options will not be subject to ISO treatment .

3.             Investment Representation.  The Optionholder understands his rights with respect to the Cancelled Options under the terms of the Option Contracts, the 2001 Plan, applicable law and otherwise, and the Optionholder agrees that the March Cash Consideration or the May Cash Consideration, as applicable, is fair and reasonable and consistent with those rights.  The execution and delivery of this Agreement by the Optionholder will satisfy any consent obligations required of the Optionholder under the Option Contracts, the 2001 Plan, applicable law or otherwise.  The Optionholder has relied solely upon the advice of his own counsel, accountant and other advisors, with regard to the legal, investment, tax and other considerations regarding this Agreement and the transactions contemplated hereby.

4.             Continuation of Retained Options.  The Optionholder and the Company hereby acknowledge and agree that the Retained Options will remain outstanding as of the Effective Time and that such Retained Options will continue to be governed by the terms and conditions contained in the May Option Contract and the 2001 Plan; provided that the Retained Options will not be incentive stock options within the meaning of Section 422 of the Code, and further provided that, (i) the option term for the Retained Options shall be extended to the date that is ten (10) years from the date of the Effective Time, (ii) the Retained Options shall be nonforfeitable and fully exercisable during such option term, and (iii) the Retained Options shall also be subject to a cancellation payment in the event of a Change of Control as defined in and described in Section 15 of the employment agreement between Optionholder and the Company which becomes effective at the Effective Time.  The Company agrees to take any action necessary to make appropriate adjustments to the Retained Options as of or as soon as practicable after the Effective Time as provided in Section 12 of the 2001 Plan, and to reflect the changes in the terms of the Retained Options as described in the immediately preceding sentence.

5.             Holding Period.

(a)           The Optionholder hereby further agrees not to exercise any of the Options from the period beginning on the date of this Agreement and ending as of the Effective Time or the earlier termination of the Merger Agreement (the “Holding Period).

(b)           In the event that the Optionholder purchases or otherwise acquires shares of Common Stock during the Holding Period, the Optionholder hereby agrees (i) to enter into a voting agreement (the “Voting Agreement”), in a form reasonably satisfactory to Parent, pursuant to which the Optionholder will agree to vote or consent, or at the request

3

of Parent, to grant Parent a proxy to vote, all of his shares of Common Stock in favor of approval of the Merger and adoption of the Merger Agreement and against any Acquisition Proposal (as defined in the Merger Agreement), or other acquisition proposal or agreement submitted to the stockholders of the Company that would reasonably be expected to result in a breach of a provision of the Merger Agreement or to impede with, discourage or adversely effect the Merger and (ii) to execute and deliver any additional documents deemed by Parent to be reasonably necessary or desirable to effect the foregoing.

6.             Notices.  All notices to any party hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier, or if sent by registered or certified mail, postage prepaid, or by telecopy, as follows:

If to the Company:	2500 Halsey Street
Bronx, New York 10461
Attn: Co Chairman of the Board

If to the Optionholder:	Robert Glass
c/o Loehmann’s Holdings Inc.
2500 Halsey Street
Bronx, New York 10461

7.             Termination.  This Agreement shall not be terminated without the prior written consent of Parent.  Notwithstanding the immediately preceding sentence, this Agreement and all obligations of the parties hereunder immediately shall terminate and be without further force and effect upon the termination of the Merger Agreement pursuant to the terms thereof.

8.             Amendments and Waivers.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and (i) signed by the parties hereto, and (ii) consented to in writing by Parent.

9.             Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

10.          Further Assurances.  The Optionholder agrees to furnish upon request of the Company (or Parent after the Merger) such further information, to execute and deliver to the Company (or to Parent after the Merger) such other documents, and to do such other acts and things, all as the Company (or Parent after the Merger) may reasonably request (and at the expense of the Company or Parent) for the purpose of carrying out the intent of this Agreement.

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11.          Binding Nature.  This Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto that have executed this Agreement as set forth below and, in the case of Optionholder, shall be binding upon and shall inure to the benefit of Optionholder’s heirs, legatees, beneficiaries and personal representatives.  THE OPTIONHOLDER INTENDS FOR THE AUTHORIZATIONS AND AGREEMENTS IN THIS AGREEMENT TO REMAIN IN FORCE AND NOT BE AFFECTED IF THE OPTIONHOLDER SUBSEQUENTLY DIES OR BECOMES MENTALLY OR PHYSICALLY DISABLED, INCAPACITATED OR INCOMPETENT, AND DOES HEREBY DIRECT THAT NO FILING OF AN INVENTORY NOR POSTING OF A SURETY BOND BE REQUIRED.

12.          Entire Agreement.              This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements (whether written or oral and whether express or implied) among or between the parties hereto to the extent related to the subject matter of this Agreement.

13.          Governing Law.  This Agreement shall be governed by the laws of the State of New York, excluding choice of law principles.

14.          Third-Party Beneficiary.  Parent is a third-party beneficiary of this Agreement and shall be entitled to enforce this Agreement against the Optionholder in the same manner as if Parent were a party hereto.

IN WITNESS WHEREOF, the undersigned parties have set their hands and seals as of the day and year first written above.

[SIGNATURES ON FOLLOWING PAGE]

5

[SIGNATURE PAGE TO GLASS SURRENDER AND CANCELLATION OF OPTIONS]

LOEHMANN’S HOLDINGS INC.

By:	/s/ William J. Fox
Name: William J. Fox
Title: Co-Chairman

ROBERT GLASS

/s/ Robert Glass

6

EXHIBIT D

[Agreement and Plan of Merger]

16

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

AMONG

DESIGNER APPAREL HOLDING COMPANY,

DAH MERGER CORPORATION

AND

LOEHMANN’S HOLDINGS INC.

DATED AS OF APRIL 22, 2004

AGREEMENT AND PLAN OF MERGER

i

List of Defined Terms

2001 Option Plan
Acquisition Agreement
Acquisition Proposal
Affected Employees
Agreement
Alternative Transaction
Appraisal Condition Trigger Date
Bankruptcy Code
Bankruptcy Court
Blue Sky Laws
Canceled Options
CERCLA
Certificate
Certificate of Merger
Chapter 11 Case
Claims
Closing
Closing Order
Code
Commitment Letters
Company
Company 2000 Options
Company 2000 Stock Option Plans
Company 2001 Options
Company Benefit Plans
Company Bylaws
Company Certificate of Incorporation
Company Common Stock

Company Disclosure Letter
Company Facility
Company Financial Statements
Company Leased Real Property
Company Leased Real Property Permits
Company Leases
Company Material Adverse Effect
Company Policies
Company Stockholders
Confidentiality Agreement
Crescent
Debt Commitment Letter
Debt Financing
DGCL
Dissenting Shares
Drop Dead Date
EDGAR
Effective Time
Environmental Laws
Equity Commitment Letter
ERISA
ERISA Affiliate
Exchange Act
Expense Payment
FIIB
Financing Date
Fund
GAAP
Governmental Entity
Hazardous Materials
Indemnified Parties
Independent Advisor Engagement Letter
Independent Financial Advisor
Intellectual Property Rights
Law
Licensed Rights
Litigation
Major Supplier
Material Contract
Material Contracts
Merger
Merger Consideration
NLRB
Option Consideration
Orders or Awards
Parent

Paying Agent
Proxy Statement
Related Parties
Release
Released Parties
Representatives
Schedule 13E-3
SEC
SEC Reports
Section 8.14 Claims
Securities Act
Special Committee
Specified Stockholders
Stockholder’s Meeting
Sub
Subsequent Determination
Subsidiaries
Subsidiary
Superior Proposal
Surviving Corporation
Tax
Tax Return
Taxes
Termination Date
Termination Fee
Voting Agreement
WARN

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement“) dated as of April 22, 2004, by and among DESIGNER APPAREL HOLDING COMPANY, a Delaware corporation (“Parent“) DAH MERGER CORPORATION, a Delaware corporation (“Sub“) and wholly owned subsidiary of Parent, and LOEHMANN’S HOLDINGS INC., a Delaware corporation (the “Company“).

W I T N E S S E T H:

WHEREAS, the parties to this Agreement desire to effect the acquisition of the Company by Parent;

WHEREAS, in furtherance of the foregoing, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL“), Sub will merge with and into the Company (the “Merger“) in accordance with the provisions of the DGCL, with the Company as the surviving corporation;

WHEREAS, as of the date hereof, Alpine Associates, A Limited Partnership, Alpine Partners, L.P., Palisades Partners, L.P. and Alpine Associates Offshore Fund Ltd. (the “Specified Stockholders“) beneficially own or have the power to vote shares of the common stock, par value $.01 per share, of the Company (the “Company Common Stock“), representing approximately 32.69% of the outstanding Company Common Stock;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent entering into this Agreement, the Specified Stockholders have entered into a voting agreement, dated as of the date hereof (the “Voting Agreement“), whereby each Specified Stockholder has agreed to vote its shares of Company Common Stock and shares of Company Common Stock acquired by such Specified Stockholder after the date hereof in favor of the Merger, this Agreement and the transactions contemplated hereby;

WHEREAS, the Board of Directors of Parent and Sub have each approved this Agreement and the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company and the Special Committee of the Board of Directors of the Company (the “Special Committee“) have unanimously approved this Agreement and the Merger, and the transactions contemplated hereby, which approval was based in part on the opinion of Peter J. Solomon Company (the “Independent Financial Advisor“), independent financial advisor to the Special Committee, that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the consideration to be received in the Merger by the holders of Company Common Stock (the “Company Stockholders“) for their shares of Company Common Stock is fair, from a financial point of view, to the Company Stockholders; and

WHEREAS, the Board of Directors of the Company has unanimously resolved to recommend approval of the Merger to the Company Stockholders, has determined that the Merger is in the best interests of the Company Stockholders and has resolved to recommend that the Company Stockholders approve the Merger, this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1.            The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time (as hereinafter defined), Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation following the Merger (the “Surviving Corporation“).  The corporate existence of the Company, with all its purposes, rights, privileges, franchises, powers and objects, shall continue unaffected and unimpaired by the Merger and, as the Surviving Corporation, it shall be governed by the laws of the State of Delaware.

Section 1.2.            Effective Time; Closing.  The closing (the “Closing“) shall occur as promptly as practicable (and in any event within three business days) after the date on which the conditions set forth in Article VI hereof have been satisfied, or to the extent permitted hereunder waived, unless as of such date the Debt Financing (as hereinafter defined) on the terms set forth in the Debt Commitment Letter, or alternative debt financing on terms not materially less favorable to Parent than the terms set forth in the Debt Commitment Letter, shall not have been obtained (the date on which such debt financing is obtained, the “Financing Date“), in which case the Closing shall occur no later than 45 days (or such shorter period as may be then remaining prior to the Drop Dead Date (as hereinafter defined)) after the date on which the conditions set forth in Article VI hereof shall be satisfied; provided, that such extension of the Closing shall be permitted if and only if Parent and Sub shall have sent the Company a letter in which they irrevocably and without qualification waive the conditions set forth in Section 6.2 hereof, other than the condition set forth in Section 6.2(a)(ii) hereof.  At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger“) with the Secretary of State of the State of Delaware and by making all other filings or recordings required under the DGCL in connection with the Merger, in such form as is required by, and executed in accordance with the relevant provisions of, the DGCL.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the parties hereto agree shall be specified in the Certificate of Merger (the date and time the Merger becomes effective, the “Effective Time“).  On the date of such filing, the Closing shall be held at 10:00 a.m., Eastern Standard Time, at the offices of King & Spalding LLP, 1185 Avenue of the Americas, New York, New York or at such other time and location as the parties hereto shall otherwise agree.

Section 1.3.            Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 1.4.            Conversion of Company Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any of the following securities:

(a)           Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.4(b) and Dissenting Shares (as defined in Section 1.5), if any) shall, subject to Section 1.5, by virtue of the Merger and without any action on the part of the holder thereof be converted automatically into the right to receive an amount in cash equal to $23.00 payable, without interest, to the holder of such share of Company Common Stock, upon surrender of the certificate (“Certificate“) that formerly evidenced such share of Company Common Stock in the manner provided in Section 1.7 (the “Merger Consideration“);

(b)           Each share of Company Common Stock that is owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and retired and cease to exist and no payment or distribution shall be made with respect thereto;

(c)           All shares of the Company Common Stock converted pursuant to Section 1.4(a) shall no longer be outstanding and shall automatically be canceled and retired and cease to exist, and each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 1.4(a); and

(d)           Each share of common stock, par value $.01 per share, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 1.5.            Dissenting Shares.

(a)           Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by Company Stockholders who have demanded and perfected their demands for appraisal of such shares of Company Common Stock in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn such demand for appraisal rights nor voted in favor of, or consented in writing to, the Merger (the “Dissenting Shares“) shall not be converted as described in Section 1.4(a), but shall, by virtue of the Merger, be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted, at the Effective Time, as described in Section 1.4(a), into the right to receive the Merger Consideration set forth in such provisions, without any interest thereon.

(b)           The Company shall give Parent (i) prompt notice of any demands for appraisal pursuant to Section 262 of the DGCL received by the Company, withdrawals of such demands, and any other instruments served pursuant to Section 262 of the DGCL and received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands.

Section 1.6.            Stock Option Plans.

(a)           The Company shall ensure that, pursuant to the Company’s 2000 Director Option Plan and 2000 Equity Incentive Plan (together, the “Company 2000 Stock Option Plans“), all outstanding options to acquire Company Common Stock (the “Company 2000 Options“) granted under the Company 2000 Stock Option Plans shall either (i) be exercised in full immediately prior to the consummation of the Merger or (ii) be exchanged for cash for the cancellation of the Company 2000 Options as set forth in Section 1.6(c).

(b)           The Company shall ensure that, pursuant to the Amended and Restated 2001 Stock Option Plan (the “2001 Option Plan“) and the outstanding options to acquire Company Common Stock issued thereunder (the “Company 2001 Options“) (i) the Company 2001 Options set forth on Exhibit A hereto held by each option holder shall be canceled and exchanged for cash immediately prior to the consummation of the Merger as provided in Section 1.6(c), and (ii) the remaining Company 2001 Options held by each option holder shall be retained by such option holder, provided that, the Company shall take any actions necessary to make appropriate adjustments in the retained Company 2001 Options as provided in Section 12 of the 2001 Option Plan.

(c)           Each holder of Company 2000 Options and Company 2001 Options which are canceled in exchange for cash pursuant to Section 1.6(a) or 1.6(b) shall receive, upon the consummation of the Merger, in exchange for the cancellation of such holder’s Company 2000 Options or Company 2001 Options (the “Canceled Options“), an amount in cash determined by multiplying (A) the excess, if any, of the Merger Consideration over the applicable exercise price per share of the Canceled Option by (B) the number of shares of Company Common Stock then subject to such Canceled Option (the “Option Consideration“), and each such Company 2000 Option or Company 2001 Option shall thereafter be canceled.

Section 1.7.            Surrender of Shares of Company Common Stock; Stock Transfer Books.

(a)           Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent“) for the Company Stockholders to receive the funds necessary to make the payments to such holders pursuant to Section 1.4 upon surrender of their Certificates.  Parent will, on or prior to the Effective Time, deposit with the Paying Agent the aggregate Merger Consideration to be paid in respect of the shares of Company Common Stock (the “Fund“).  To the extent necessary, Parent shall provide to the Company at Closing all funds necessary to pay the Option Consideration.  The Fund shall be invested by the Paying Agent as directed by Parent.  Any net profit resulting from, or interest or income produced by, such investments, shall be payable to the Surviving Corporation.  Parent shall replace any monies lost through any investment made pursuant to this Section 1.7(a).  The Paying Agent shall make the payments provided for in Section 1.4.

(b)           Promptly after the Effective Time but in no event more than five business days thereafter, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a Company Stockholder entitled to receive the Merger Consideration pursuant to Section 1.4 a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal.  Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate, and such Certificate shall then be canceled.  Until so surrendered, each such Certificate shall, at and after the Effective Time, represent for all purposes, only the right to receive such Merger Consideration.  No interest shall accrue or be paid to any beneficial owner of shares of Company Common Stock or any holder of any Certificate with respect to the Merger Consideration payable upon the surrender of any Certificate.  If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable.  If any Certificate shall have been lost, stolen or destroyed, upon making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or Parent, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation or Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration such holder is entitled to receive pursuant to Section 1.4.  Delivery of such affidavit and the posting of such bond shall be deemed delivery of a Certificate with respect to the relevant shares of Company Common Stock for purposes of this Article I.

(c)           At any time following the date that is nine months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Fund which had been made available to the Paying Agent and not disbursed to Company Stockholders (including all interest and other income received by the Paying Agent in respect of all amounts held in the Fund, and thereafter each such holder shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws (as hereinafter defined)), and only as general creditors thereof, with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by such holder.  If any Certificates representing shares of Company Common Stock shall not have been surrendered immediately prior to such date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as hereinafter defined), any such cash, shares, dividends or distributions payable in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.  Notwithstanding the foregoing, none of the Surviving Corporation, Parent, Sub or the Paying Agent shall be liable to any Company Stockholder for any Merger Consideration delivered in respect of such share of Company Common Stock to a public official pursuant to any abandoned property, escheat or other similar Law.

(d)           At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company.  From and after the Effective Time, the Company Stockholders immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by applicable Law, and all cash paid pursuant to this Article I hereof upon the surrender or exchange of Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificate.

(e)           Parent, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock and Company Options such amounts that Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code“), the rules and regulations promulgated thereunder or any provision of state, local or foreign tax Law.  To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock and Company Options in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

(f)            The Company shall take such steps as may be required to cause, to the extent possible, the disposition of Company equity securities (including derivative securities) held by Company directors or officers to be exempt under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act“), in accordance with the interpretative letter, dated January 12, 1999, issued by the Securities and Exchange Commission (the “SEC“)  to Skadden, Arps, Slate, Meagher & Flom LLP.

ARTICLE II

THE SURVIVING CORPORATION

Section 2.1.            Certificate of Incorporation.  At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to be identical to the certificate of incorporation of Sub, which certificate of incorporation shall include the provisions required by Section 5.7(a) hereof, as in effect immediately prior to the Effective Time, except that the name of Company, as the Surviving Corporation, shall continue to be “Loehmann’s Holdings Inc.”, and Section 1 of the certificate of incorporation shall read in its entirety as follows: “The name of the corporation is Loehmann’s Holdings Inc.”

Section 2.2.            Bylaws.  At the Effective Time, the Bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Sub, which bylaws shall include the provisions required by Section 5.7(a) hereof, as in effect immediately prior to the Effective Time, until the same shall, subject to Section 5.7(a) hereof, thereafter be altered, amended or repealed in accordance with applicable Law, the certificate of incorporation of the Surviving Corporation or such bylaws.

Section 2.3.            Directors and Officers.  From and after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Sub at the Effective Time shall be the directors of the Surviving Corporation, and (ii) the officers of Sub at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth under the section heading referring to a specific section of this Agreement in the disclosure letter delivered to Parent by the Company simultaneously with the execution of this Agreement (the “Company Disclosure Letter“), the Company represents and warrants to each of the other parties hereto as follows:

Section 3.1.            Organization and Standing.  Each of the Company and each Subsidiary (as hereinafter defined) (i) is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, and (iii) is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as hereinafter defined).  The Company has furnished or made available to Parent true and complete copies of its certificate of incorporation (the “Company Certificate of Incorporation“) and its Bylaws (the “Company Bylaws“) and the certificate of incorporation and bylaws (or equivalent organizational documents) of each Subsidiary, each as amended to date.  Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect, and neither the Company nor any Subsidiary is in violation of any provision of its certificate of incorporation, bylaws or equivalent organizational documents.

Section 3.2.            Capitalization.  The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock.  As of the date hereof, (i) 6,729,236 shares of

Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and free of preemptive rights and have been issued in compliance with all applicable Laws in all material respects; (ii) 1,400,200 Company Options are outstanding, each such option entitling the holder thereof to purchase one share of Company Common Stock.  The Company Disclosure Letter lists the outstanding Company Options with the exercise price of such Company Options.  There are no other shares of capital stock of the Company authorized, issued or outstanding or any options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, the Company or any Subsidiary.  All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and are not subject to any preemptive rights.  There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Subsidiary or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.  Neither the Company nor any Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act of 1933, as amended (the “Securities Act“).  The Company Disclosure Letter sets forth a correct and complete list of each Subsidiary of the Company.  The Company owns, directly or indirectly, beneficially and of record all of the issued and outstanding capital stock of each Subsidiary and does not own an equity interest in any other corporation, association, partnership, limited liability company or other entity, other than in the Subsidiaries.  Each outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable and each such share owned by the Company or another Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or such other Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.  There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

Section 3.3.            Authority for Agreement.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining necessary stockholder approval, to consummate the Merger and the other transactions contemplated by this Agreement.  The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action including, without limitation, the unanimous approval of the Board of Directors of the Company and, except for obtaining the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.  The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote at a duly called and held meeting of stockholders is the only vote of the Company’s Stockholders necessary to approve this Agreement and the Merger.

(b)           At a meeting duly called and held on April 22, 2004, the Board of Directors of the Company, based in part on the recommendation of the Special Committee, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and the Company Stockholders and declared the advisability of the Merger, (ii) approved and authorized this Agreement, the Merger and the other transactions contemplated hereby, and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the Company Stockholders.  The actions taken by the Board of Directors of the Company and the Special Committee constitute approval of the Merger, this Agreement and the Voting Agreement and the other transactions contemplated hereby and thereby by the Board of Directors of the Company under the provisions of Section 203 of the DGCL and the Company has taken all actions necessary such that Section 203 of the DGCL does not apply to this Agreement, the Voting Agreement or the transactions contemplated hereby or thereby.  Other than Section 203 of the DGCL, the Company has no knowledge of any state anti-takeover or similar statute that is applicable to Parent or Sub in connection with the Merger, this Agreement, or the Voting Agreement or any of the transactions contemplated hereby or thereby.

(c)           The Independent Financial Advisor has delivered to the Board of Directors of the Company its written opinion, dated as of the date of this Agreement, that, as of such date and based on the assumptions, qualifications and limitations contained therein, the consideration to be received by the Company Stockholders in the Merger is fair to such holders from a financial point of view.  The Company has previously furnished to Parent such opinion.

Section 3.4.            No Conflict.  The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with or violate the Company Certificate of Incorporation or the Company Bylaws or equivalent organizational documents of any of its Subsidiaries, (ii) subject to Section 3.5, conflict with or violate any United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code, order, judgment, decree or any other requirement or rule of law (a “Law“) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound, or (iii) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in triggering any payment or other obligations, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, lease, license, permit, franchise, instrument or other agreement or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of any of them is bound except, in the case of clauses (ii) and (iii), as could not, individually or in the aggregate, reasonably be expected to materially impair the business of the Company or prevent or impair in any material respect the ability of the Company to consummate the Merger.

Section 3.5.            Required Filings and Consents.  The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state or local or any foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a “Governmental Entity“), except (i) for applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, state securities or “blue sky” laws (“Blue Sky Laws“) and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) for filings contemplated by Sections 1.1, 1.2 and 5.11 hereof.

Section 3.6.            Compliance.  Each of the Company and its Subsidiaries (i) is and has been operated at all times since October 10, 2000 in compliance in all material respects with all Laws applicable to the Company or any of its Subsidiaries or by which any property, business or asset of the Company or any of its Subsidiaries is bound, and (ii) is not in default or violation in any material respect of any licenses or permits to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound.

Section 3.7.            SEC Filings, Financial Statements.

(a)           The Company has on a timely basis filed all forms, reports, schedules, statements and documents required to be filed with the SEC since October 10, 2000 (collectively, as supplemented and amended, the “SEC Reports“), each of which has complied in all material respects with the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, and the Exchange Act, and the rules and regulations promulgated thereunder. Neither the Company nor any of its Subsidiaries has made, or is required to make, any filings with any regulatory authority established by Law in a foreign jurisdiction.  Except to the extent available in full without redaction on the SEC’s website through the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR“) five days prior to the date of this Agreement, the Company has delivered to Parent copies in the form filed with the SEC, of (i) the Company’s Annual Reports on Form 10-K filed since October 10, 2000, (ii) the Company’s Quarterly Reports on Form 10-Q filed since October 10, 2000, (iii) all proxy statements relating to the Company’s meetings of stockholders (whether annual or special) held since October 10, 2000, and all information relating to stockholder consents since October 10, 2000, (iv) all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and the rules and regulations of the SEC promulgated thereunder with respect to the Company’s filings pursuant to the Exchange Act, or by the SEC’s Order dated June 27, 2002 pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460), (v) all other SEC Reports, and (vi) all comment letters received by the Company from the Staff of the SEC since October 10, 2000 and all responses to such comment letters by or on behalf of the Company.  Except to the extent that information contained in any SEC Report has been revised or superseded by a later filed SEC Report, none of the SEC Reports contained when filed any untrue statement of a material fact or omitted or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  No Subsidiary of the Company is or has been required to file any form, report, registration statement or other document with the SEC.  The Company maintains disclosure controls and procedures required under the Exchange Act and the rules and regulations promulgated thereunder.  To the knowledge of the Company, each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder since October 10, 2000.  As used in this Section 3.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)           All of the financial statements included in the SEC Reports, in each case, including any related notes thereto (the “Company Financial Statements“) have been prepared from, and are in accordance with, the books and records of the Company, and have been prepared in accordance with generally accepted accounting principles (“GAAP“) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q by the SEC and subject, in the case of the unaudited statements, to normal, recurring audit adjustments).  Each balance sheet included in the Company Financial Statements (including the related notes and schedules) fairly presents the combined consolidated financial position of the Company and its Subsidiaries as of the date of such balance sheet, and each statement of income and cash flows included in the Company Financial Statements (including the related notes and schedules) fairly presents the combined consolidated results of operations and changes in cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP (except as expressly noted therein) consistently applied during the periods involved.  Neither the Company nor any of its Subsidiaries are parties to any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303 of Regulation S-K promulgated by the SEC).  Each of the Company and its Subsidiaries is in material compliance with the Sarbanes-Oxley Act of 2002.

(c)           There are no material liabilities of the Company and its Subsidiaries, taken as a whole, of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, other than (i) liabilities disclosed or provided for in the consolidated balance sheet of the Company and its Subsidiaries at February 1, 2004, including the notes thereto, (ii) liabilities disclosed in the SEC Reports, (iii) liabilities incurred on behalf of the Company in connection with this Agreement and the contemplated Merger, and (iv) liabilities incurred in the ordinary course of business consistent with past practices since February 1, 2004.

(d)           The Company has heretofore furnished or made available to Parent a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to agreements, documents or other instruments which previously had been filed by the Company with the SEC as exhibits to the SEC Reports pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder.

(e)           Neither the Company nor any of its Subsidiaries nor any officers thereof has received notice from any Governmental Entity questioning or challenging the accuracy,

completeness, form or manner of filing or submission of the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 with respect to the Company’s filings, and the rules and regulations of the SEC promulgated thereunder with respect to the Company’s filings pursuant to the Exchange Act, and none of such certifications have been modified or withdrawn.

Section 3.8.            Absence of Certain Changes or Events.  Except as contemplated by this Agreement or as disclosed in the SEC Reports filed prior to the date hereof, since February 1, 2004, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course and consistent with prior practices and there has not been (i) any event or occurrence of any condition that has had or could reasonably be expected to have, a Company Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or any other distribution with respect to any of the capital stock of the Company or any Subsidiary, (iii) any material change in accounting methods, principles or practices employed by the Company, or (iv) any action of the type described in Sections 5.1(b) or 5.1(c) which had such action been taken after the date of this Agreement would be in violation of any such Section.

Section 3.9.            Taxes.

(a)           The Company and each of its Subsidiaries have timely filed all Tax Returns (as hereinafter defined) required to be filed by any of them.  All such Tax Returns are true, correct and complete in all material respects.  Neither the Company nor any Subsidiary of the Company is currently the beneficiary of any extension of time within which to file any material Tax Return.  All Taxes (as hereinafter defined) of the Company and its Subsidiaries which are (i) shown as due on such Tax Returns, (ii) otherwise due and payable or (iii) claimed or asserted by any taxing authority to be due, have been paid, except for those Taxes being contested in good faith and for which adequate reserves have been established in the Company Financial Statements in accordance with GAAP.  There are no liens for any Taxes upon the assets of the Company or any of its Subsidiaries, other than statutory liens for Taxes not yet due and payable and liens for Taxes being contested in good faith.  The Company has not received written notice of any proposed material Tax claims or assessments.  No federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes, which waiver remains in force, or agreed to any extension of time with respect to a Tax assessment or deficiency that remains unpaid.  The Company and each Subsidiary have withheld and paid over to the relevant taxing authority all Taxes required to have been withheld and paid over in connection with payments to employees, independent contractors, creditors, Stockholders or other third parties.  The reserve for current Taxes on the balance sheet in the most recent Company Financial Statements is adequate for the payment of all unpaid current Taxes through the date of such Company Financial Statements.

(b)           For purposes of this Agreement, (a) “Tax“ (and, with correlative meaning, “Taxes“) means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any Governmental Entity, and (b) “Tax Return“ means any return, report or similar statement required to be filed with respect to any Tax

(including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

(c)           The Company has made available to Parent correct and complete copies of (i) all federal and other material Tax Returns of the Company and its Subsidiaries relating to the taxable periods ending since December 31, 2000, which have been filed and (ii) any audit report within the last five years relating to any material Taxes due from or with respect to the Company or any of its Subsidiaries.

Section 3.10.          Change of Control Agreements.  Except as set forth in Section 1.6 herein, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement, will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any director, officer or employee of the Company.  Without limiting the generality of the foregoing, no amount paid or payable by the Company in connection with the Merger or the other transactions contemplated by this Agreement, including accelerated vesting of Company Options, (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

Section 3.11.          Litigation.  There are no claims, suits, actions, investigations, indictments, audits or information, or administrative, arbitration or other proceedings (whether absolute, accrued, asserted or unasserted, contingent or otherwise) (“Litigation“) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries which, if adversely determined, could be reasonably likely to result in payments, penalties or fines payable by the Company individually or in the aggregate with respect to Litigation arising out of the same or similar facts or circumstances, in excess of $500,000, or in excess of $1,000,000 in the aggregate.  As of the date hereof, there is no Litigation pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries which could reasonably be expected to materially impair the business of the Company or prevent or impair in any material respect the ability of the Company to consummate the Merger.  There are no judgments, orders, injunctions, decrees, stipulations, settlement agreements or awards (whether rendered by a court, administrative agency, or by arbitration, pursuant to a grievance or other procedure) (“Orders or Awards“) against or relating to the Company or any of its Subsidiaries, (i) which could reasonably be expected to materially impair the business of the Company or prevent or impair in any material respect the ability of the Company to consummate the Merger; or (ii) which have required since October 10, 2000, payments, penalties or fines payable by the Company individually or in the aggregate with respect to Orders or Awards arising out of the same or similar facts or circumstances in excess of $500,000 or in excess of $1,000,000 in the aggregate.

Section 3.12.          Contracts and Commitments.  The Company Disclosure Letter sets forth a true, correct and complete list of the following contracts, instruments, commitments or other similar agreements, including oral contracts and agreements, to which the Company or a Subsidiary is a party as of the date hereof (including every amendment, modification or supplement to the foregoing):  (i) any contracts of employment and contracts or agreements which limit or restrict the Company, any Subsidiary or any employee from engaging in any business in any jurisdiction; (ii) agreements or arrangements for the purchase or sale of any assets in excess of $250,000, individually or in the aggregate, other than purchase orders for the purchase of inventory “on the spot” in the ordinary course of business; (iii) all bonds, debentures, notes, loans, credit or loan agreements or commitments, mortgages, indentures or guarantees or other agreements or contracts relating to the borrowing of money; (iv) agreements with unions, material independent contractor agreements and material leased or temporary employee agreements; and (v) all other contracts, agreements, instruments or commitments involving payments made by or to the Company or a Subsidiary in excess of $250,000, individually or in the aggregate, other than purchase orders for the purchase of inventory “on the spot” in the ordinary course of business (individually, a “Material Contract“ and collectively, “Material Contracts“).  Except for the Material Contracts and the agreements, arrangements or commitments listed in Sections 3.14, 3.17 and 3.25 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any other agreement, arrangement or commitment as of the date hereof which is material to the business of the Company or any of its Subsidiaries.  The Company has delivered or made available true, correct and complete copies of all Material Contracts to Parent.  Neither the Company nor any of its Subsidiaries is in material default under any Material Contract.

Section 3.13.          Information Supplied.  Neither the proxy statement to be mailed to the Company Stockholders in connection with the meeting (the “Stockholder’s Meeting“) to be called to consider the Merger (the “Proxy Statement“) at the date such document is first published, sent or delivered to Company Stockholders or, unless promptly corrected, at any time during the pendency of the Stockholder’s Meeting, nor any other documents to be filed by the Company with the SEC in connection with the Merger or the transactions contemplated hereby will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The Proxy Statement will comply as to form and substance in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the SEC thereunder.  None of the information supplied or to be supplied by the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Schedule 13E-3 to be filed with the SEC will, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub for inclusion or incorporation by reference in the foregoing documents.

Section 3.14.          Employee Benefit Plans.

(a)           All employee benefit plans, programs, schemes, funds, compensation arrangements and other benefit arrangements covering employees of the Company or any of its Subsidiaries (the “Company Benefit Plans“) and all employee agreements providing for compensation, severance or other benefits to any employee or former employee of the Company or any of its Subsidiaries are listed in the Company Disclosure Letter.  True, correct and complete copies of the following documents with respect to each of the Company Benefit Plans have been provided by the Company to Parent: (i) any plans and related trust documents and amendments thereto, (ii) summary plan descriptions and material modifications thereto, (iii)

material written communications made since February 1, 2004 to employee(s) relating to the Company Benefit Plans, and (iv) written descriptions of all non-written agreements relating to the Company Benefit Plans.  To the extent applicable, each Company Benefit Plan complies, in all material respects, with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA“), and the Code, and has been operated in accordance with its terms.  Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a determination letter or is a model prototype plan and continues to satisfy the requirements for such qualification.  Neither the Company nor any of its Subsidiaries nor any ERISA Affiliate of the Company maintains, contributes to or has maintained or contributed in the past six years to any benefit plan which is covered by Title IV of ERISA or Section 412 of the Code.  No Company Benefit Plan or a benefit plan of an ERISA Affiliate is a “multi employer pension plan” as defined in Section 4001(a)(3) of ERISA, or subject to Section 302 of ERISA.  Neither any Company Benefit Plan, nor the Company nor any Subsidiary has incurred any material liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA or engaged in any transaction that is reasonably likely to result in any such material liability or penalty.  Each of the Company and its Subsidiaries and any ERISA Affiliate which maintains a “group health plan” within the meaning of Section 5000(b)(1) of the Code has complied in all material respects with the notice and continuation requirements of Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder (COBRA), and the creditable coverage certification requirements and limitations on pre-existing condition exclusion requirements of Section 9801 of the Code, Part 7 of Subtitle B of Title I of ERISA and the regulations thereunder (HIPAA).  There is no pending or, to the knowledge of the Company, threatened or anticipated Litigation against or otherwise involving any of the Company Benefit Plans, and no Litigation (excluding claims for benefits incurred in the ordinary course of Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan that would result in a material liability to, or a material penalty against, the Company, any of its Subsidiaries or a Company Benefit Plan.  All contributions required to be made as of the date hereof to the Company Benefit Plans have been made or provided for, and all premiums for each insurance policy issued to insure benefits provided by a Company Benefit Plan have been timely paid in full.  Except as described in the SEC Reports, including exhibits thereto, or as required by Law, neither the Company nor any of its Subsidiaries maintains or contributes to any plan or arrangement which provides or has any liability to provide life insurance or medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment, and neither the Company nor any of its Subsidiaries has ever represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided.

(b)           Any individual who performs services for the Company or any of its Subsidiaries (other than through a contract with an organization other than such individual) and who is not treated as an employee for federal income tax purposes by the Company or its Subsidiaries is not an employee for such purposes.  There are no agreements (whether written or oral) in effect between the Company or any Subsidiary and any individual retained by the Company or any Subsidiary to provide services as a consultant or other type of independent contractor (other than through a contract with an organization other than such individual).

(c)           For purposes of this Agreement “ERISA Affiliate“ means any business or entity which is a member of the same “controlled group of corporations,” an “affiliated service group” or is under “common control” with an entity within the meanings of Sections 414(b), (c) or (m) of the Code, is required to be aggregated with the entity under Section 414(o) of the Code, or is under “common control” with the entity, within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections.

Section 3.15.          Labor and Employment Matters.

(a)           Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other contracts, arrangements, agreements or understandings (collectively, “CBAs”) with a labor union or labor organization that was certified by the National Labor Relations Board (“NLRB“), and neither the Company nor any of its Subsidiaries has received written notice that any representation petition respecting the employees of the Company or any of its Subsidiaries has been filed with the NLRB.  There is no existing, pending or, to the knowledge of the Company, threatened (i) unfair labor practice charge or complaint, labor arbitration proceeding or any other matter before the NLRB involving the Company or any of its Subsidiaries or (ii) lockout, strike, organized slowdown, work stoppage or work interruption with respect to such employees.  There are no CBAs which in any way limit or restrict the Company or any of its Subsidiaries from relocating or closing any of the operations of the Company or any of its Subsidiaries.

(b)           The Company and its Subsidiaries are in compliance in all material respects with the Worker Adjustment and Retraining Notification (“WARN“) Act or similar applicable Laws.

(c)           Neither the Company nor any of its Subsidiaries has failed to pay when due any material amount of wages owed for services performed by any employee, officer, director, sales representative, contractor, consultant or other agent.

(d)           The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, terms and conditions of employment and wages and hours including, without limitation, the Fair Labor Standards Act, the Immigration Control and Reform Act, 42 U.S.C. Sec. 1981, 42 U.S.C. Sec. 1985 and Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act, the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act, the Family and Medical Leave Act, the whistleblower provisions of the Sarbanes-Oxley Act of 2002, the Occupational Safety and Health Act, the Fair Credit Reporting Act, or any other similar Laws regulating employment practices.

(e)           There is no Litigation pending against the Company or any of its Subsidiaries before the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Entity regarding employment practices including, without limitation, Litigation under the Fair Labor Standards Act, the Immigration Control and Reform Act of 1986, 42 U.S.C. Sec. 1981, 42 U.S.C. Sec. 1985 and Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act, the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act, the Family and Medical Leave Act, the whistleblower provisions of the Sarbanes-Oxley Act of 2002, the Occupational Safety and Health Act, the Fair Credit Reporting Act, or any other similar Laws regulating employment practices or Litigation involving claims of wrongful discharge, libel, slander, invasion of privacy, whistleblower violations, retaliation, discrimination on the basis or marital status, discrimination on the basis of sexual preference or comparable claims of tortious conduct, nor to the knowledge of the Company, is any such Litigation threatened, which, if adversely determined, could be reasonably likely to result in payments, penalties or fines payable by the Company individually or in the aggregate with respect to Litigation arising out of the same or similar facts or circumstances, in excess of $100,000, or in excess of $500,000 in the aggregate.

(f)            Neither the Company nor any of its Subsidiaries is a Federal or State contractor as defined by the Office of Federal Contract Compliance Programs or any comparable Governmental Entity.

Section 3.16.          Environmental Compliance and Disclosure.

(a)           Each of the Company and its Subsidiaries possesses, and is in compliance in all material respects with, all permits, licenses and governmental authorizations and has filed all notices that are required under, all Environmental Laws (as hereinafter defined) applicable to the Company or any Subsidiary, as applicable, and the Company and each of its Subsidiaries is in compliance in all material respects with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in those Laws or contained in any Law, regulation, code, plan, order, decree, judgment, notice, permit or demand letter issued, entered, promulgated or approved thereunder, including, but not limited to, with respect to the use, storage, treatment, manufacture, generation, disposal and handling of Hazardous Materials (as hereinafter defined).

(b)           Neither the Company nor any Subsidiary has received written notice of actual or threatened liability under the Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA“) or any similar state or local statute or ordinance from any governmental agency or any third party and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis for the assertion of any material claim against the Company or any Subsidiary under any Environmental Laws including, without limitation, CERCLA or any similar local, state or foreign Law with respect to any on-site or off-site location.

(c)           None of the assets owned by the Company or any Subsidiary or any real property leased by the Company or any Subsidiary contain any friable asbestos, regulated PCBs or underground storage tanks.  No amount of Hazardous Materials has ever been, is being, or is threatened to be Released under, in or upon any plant, facility, site, area or property currently, or, to the knowledge of the Company, previously, owned or leased by the Company or any Subsidiary or on which the Company or any Subsidiary is conducting or, to the knowledge of the Company has conducted its business or operations, in each case which could reasonably be expected to result in any material liability of the Company.

(d)           Neither the Company nor any Subsidiary has entered into or agreed to, nor is it currently discussing with any Governmental Entity entering into, any consent decree or order, and neither the Company nor any Subsidiary is subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental Laws.

(e)           Neither the Company nor any Subsidiary has been subject to any administrative or judicial proceeding under any applicable Environmental Laws or regulations either now or any time during the past five years.

(f)            Neither the Company nor any Subsidiary has received notice that it is subject to any claim, obligation, liability, loss, damage or expense of whatever kind or nature, contingent or otherwise, incurred or imposed or based upon any provision of any Environmental Law and arising out of any act or omission of the Company or any Subsidiary, its employees, agents or representatives or, to the knowledge of the Company, arising out of the ownership, use, control or operation by the Company or any Subsidiary of any plant, facility, site, area or property (including, without limitation, any plant, facility, site, area or property currently or previously owned or leased by the Company or any Subsidiary) or any other area on which the Company or any Subsidiary is conducting or has conducted its business or operations from which any Hazardous Materials were Released and, to the knowledge of the Company, no such notices are threatened in writing.

(g)           The Company has heretofore provided Parent with true, correct and complete copies of all files of the Company and each Subsidiary relating to environmental matters (or an opportunity to review such files).  Neither the Company nor any Subsidiary has paid any fines, penalties or assessments within the last five years with respect to environmental matters.

(h)           As used in this Section 3.16, the term “Release“ means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, placing or otherwise causing to become located in any plant, facility, site, area or other property or the Environment, and the term “Environment” means any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air).  As used in this Section 3.16, the term “Environmental Laws“ means any and all past and present Laws (including without limitation statutes and regulations) of the United States, including, without limitation, federal and state Laws and the Laws or any political subdivision thereof, and for the protection of the environment or human health and safety, including without limitation, judgments, awards, decrees, regulations, rules, standards, requirements, orders and permits issued by any court, administrative agency or commission or other Governmental Entity under such Laws, and shall include without limitation the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. 9601 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901 et seq.), the Clean Water Act (33 U.S.C. §§ 1251 et seq.), the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), the Toxic Substance Control Act (15 U.S.C. §§ 2601 et seq.), and the Safe Drinking Water Act (42 U.S.C. §§ 300f et seq.), as well as any and all Laws that relate to pollution, contamination of the environment, protection of human health, or safety, and all regulations, rules, standards, requirements, orders and permits issued thereunder.

(i)            As used in this Section 3.16, the term “Hazardous Materials“ means any pollutant, hazardous substance, toxic, radioactive, ignitable, reactive or corrosive substance,

hazardous waste, petroleum or petroleum-derived substance or waste as defined or regulated under any Environmental Law.

Section 3.17.          Intellectual Property.

(a)           The Company Disclosure Letter sets forth a true and complete list of all of the following items which the Company or any of its Subsidiaries owns in whole or in part or has a valid claim for ownership in whole or in part (such as a contract right of assignment from an employee or independent contractor): (i) all United States and foreign patents and applications therefor, (ii) all United States and foreign trademark, trade name, service mark, collective mark, and certification mark registrations and applications therefor at the federal, state or local level, (iii) all United States and foreign copyright registrations and applications therefor, and (iv) all material copyrightable computer software programs that have not been the subject of a copyright registration or application therefor (items (i)-(iv) together with all other material patentable inventions, trademarks, trade names, service marks, collective marks and certification marks which the Company or any of its Subsidiaries owns in whole or in part or have a valid claim for ownership in whole or in part, the “Intellectual Property Rights“).  The Company Disclosure Letter also sets forth a true and complete list of all material agreements pursuant to which the Company or any of its Subsidiaries licenses any intellectual property from third parties (the “Licensed Rights“).  The Intellectual Property Rights are free and clear of any liens, claims or encumbrances, are not subject to any license (royalty bearing or royalty free) and are not subject to any other arrangement requiring any payment to any person other than as employee, contractor or other third party compensation for services rendered.  The Company owns or has a valid right to use all Intellectual Property Rights and Licensed Rights material to the business of the Company and its Subsidiaries as presently conducted.  The validity of the Intellectual Property Rights and title thereto and the Company’s use of the Licensed Rights (i) have not been questioned in any prior Litigation to which the Company or any Subsidiary was a party or by which the Company or any Subsidiary is subject or bound, (ii) are not being questioned in any pending Litigation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is subject or bound, and (iii) to the knowledge of the Company, are not the subject(s) of any threatened or proposed Litigation involving the Company or any Subsidiary.  To the knowledge of the Company, the business of each of the Company and its Subsidiaries, as presently conducted, does not conflict with and has not been alleged to conflict with any patents, trademarks, trade names, service marks, copyrights or other intellectual property rights of others.  The consummation of the transactions contemplated hereby will not result in the loss or impairment of any of the Intellectual Property Rights or the Company’s or its Subsidiaries’ right to use any of the Licensed Rights.  To the knowledge of the Company, there are no third parties infringing any of the Intellectual Property Rights material to the business of the Company or its Subsidiaries as presently conducted.

(b)           Each of the Company and its Subsidiaries owns, or possesses sufficient rights to, all computer software programs that are material to the conduct of the business of the Company and its Subsidiaries.  There is no Litigation pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary with respect to any software owned or licensed by the Company or any Subsidiary.

(c)           In connection with the use, collection and disclosure of personal information by the Company and its Subsidiaries, the Company and its Subsidiaries are, and have at all times been, in compliance with their posted privacy policies and all Laws and agreements by which the Company or any of its Subsidiaries is bound.

Section 3.18.          Brokers.  Except pursuant to the Independent Advisor Engagement Letter (as hereinafter defined), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.  The Company has previously furnished to Parent a complete and correct copy of the Independent Advisor Engagement Letter.

Section 3.19.          Insurance Policies.  The material insurance policies naming a Company Benefit Plan or the Company, any of its Subsidiaries or employees thereof as an insured or beneficiary or as a loss payable payee or for which the Company or any Subsidiary has paid or is obligated to pay all or part of the premiums are in full force and effect and neither the Company nor any of its Subsidiaries has received written notice with respect to the cancellation of any such insurance policy.

Section 3.20.          Bankruptcy.  All of the distributions and payments required to be made under the Second Amended Plan of Reorganization of Loehmann’s, Inc. under Chapter 11 of the Bankruptcy Code, as Modified on July 28, 2000 and September 6, 2000, which was confirmed on or about September 6, 2000 by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court“) in the Chapter 11 bankruptcy case of Loehmann’s, Inc. (Chapter 11 case no. 99-1138) (the “Chapter 11 Case“), have been made, completed and paid in full.

Section 3.21.          Transactions with Affiliates.  The SEC Reports disclose the contracts, arrangements, understandings with or similar agreements or other transactions relating to the business or operations of Company or any Subsidiary which are required to be disclosed pursuant to Item 404 of Regulation S-K of the SEC.

Section 3.22.          No Existing Discussions.  As of the date hereof, the Company is not engaged, directly or indirectly, in any negotiations or discussions with any other party with respect to an Acquisition Proposal (as hereinafter defined).

Section 3.23.          Stockholders’ Rights Agreement.  As of the date hereof, neither the Company nor any Subsidiary has adopted, or intends to adopt, a stockholders’ rights agreement or any similar plan or agreement which limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, shares of Company Common Stock or any other equity or debt securities of the Company or any of its Subsidiaries.

Section 3.24.          Major Merchandise Vendors and Suppliers.  For purposes of this Section 3.24, a “Major Supplier“ shall mean any merchandise vendor or other supplier of goods or services to the Company or its Subsidiaries to whom the Company or its Subsidiaries paid in the aggregate more than $2,500,000 during the 12-month period ended January 31, 2004.  Neither the Company nor any Subsidiary is engaged in any material dispute with any Major Supplier.

No Major Supplier has given the Company notice or has taken any action as a result of which the Company believes that such Major Supplier intends to terminate, limit or materially reduce its business relations with the Company or any Subsidiary or adversely change in any material respect the terms on which it supplies merchandise for the Company.

Section 3.25.          Real Estate.

(a)           The Company Disclosure Letter sets forth a true, correct and complete list of the common address of each parcel of real property leased or subleased by the Company or its applicable Subsidiary (collectively, the “Company Leased Real Property“) pursuant to leases, subleases and other occupancy agreements, and all subordination, nondisturbance and attornment agreements, including, without limitation, all amendments, modifications, work letters, side agreements, consents, subordination agreements, guarantees and other similar arrangements or agreements with respect to any of the foregoing (the “Company Leases“) under which the Company or any of its Subsidiaries is a tenant, subtenant or sublandlord and for each Company Lease indicates: (i) whether or not the consent of the landlord or any lender to the landlord will be required to be obtained in connection with the transactions contemplated by this Agreement, (ii) its term and any options to extend the term, (iii) the current minimum or base rent payable, and (iv) whether or not the Company or a Subsidiary has the option to purchase a fee interest in the property subject thereto or to lease additional space in such property.  The Company (either directly or through a Subsidiary) holds a valid and existing leasehold or subleasehold interest or sublandlord interest, as applicable, in the Company Leased Real Property under each of the Company Leases.  The Company has delivered or made available to Parent true, correct and complete copies of each of the Company Leases to which the Company or any of its Subsidiaries is a party (or that are otherwise in the possession of the Company or any of its Subsidiaries).  With respect to each Company Lease: (i) each such Company Lease is, and upon the consummation of the Merger will be, (A) in full force and effect and (B) the legal, valid, and binding obligation of the Company or its applicable Subsidiary, enforceable against the Company or such Subsidiary in accordance with its terms (provided, however, that the foregoing representation as to the validity and enforceability of each Company Lease upon the consummation of the Merger shall be inapplicable to any Company Lease for which the landlord’s consent to a change in control of the Company is required as set forth in the Company Disclosure Letter), (ii) neither the Company nor any of its Subsidiaries is in default in any material respect under such Company Lease and, to the knowledge of the Company, no other party to a Company Lease is in default under such Company Lease and, to the knowledge of the Company, no event has occurred that, with notice or lapse of time, would constitute a breach or default by the Company (or its applicable Subsidiary) or permit termination, modification or acceleration under such Company Lease by any party thereto, (iii) there are no material disputes, oral agreements or arrangements whereby any landlord under a Company Lease has agreed to forbear enforcement of any remedies applicable to a default by the Company or its Subsidiaries under a Company Lease in effect as to such Company Lease, (iv) the terms of such Company Lease have not been modified in any respect, except to the extent that such modifications are set forth in the documents previously delivered or made available to Parent and neither the Company nor any of its Subsidiaries is in negotiations with any landlord to cancel or terminate any Company Lease prior to the stated maturity date of such Company Lease, (v) the Company (or its applicable Subsidiary) has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered its leasehold interest in such Company Lease, and (vi) each guaranty by the

Company (or its applicable Subsidiary), if any, with respect to a Company Lease is in full force and effect.

(b)           The Company and its Subsidiaries have received no notice of, and have no knowledge of, any condition currently or previously existing on the Company Leased Real Property or any portion thereof that may give rise to any material violation by the Company or any of its Subsidiaries of any existing Law applicable to any store, distribution facility or warehouse facility operated by the Company or its applicable Subsidiaries pursuant to a Company Lease (a “Company Facility“) if it were disclosed to the authorities having jurisdiction over such Company Facility, and the use and occupancy of the Company Facilities by the Company and its Subsidiaries complies in all material respects with all applicable Laws.

(c)           The Company has not received written notice of any Litigation and, to the knowledge of the Company, there is no Litigation threatened, affecting the interest of the Company or any of its Subsidiaries in any portion of the Company Leased Real Property.  The Company has not received written notice of the existence of any outstanding or pending Order or Award and, to the knowledge of the Company there are no Orders or Awards relating to the lease, use, occupancy or operation by the Company or any of its Subsidiaries of the Company Leased Real Property.

(d)           To the knowledge of the Company, the current use of the Company Leased Real Property by the Company and its Subsidiaries does not violate any instrument of record or agreement affecting such Company Leased Real Property.  Since February 1, 2004, no material damage or destruction has occurred with respect to any of the Company Leased Real Property which has not been repaired prior to the date hereof.

(e)           All certificates of occupancy, permits, licenses, franchisees, approvals and authorizations of all Governmental Entities having jurisdiction over the Company Leased Real Property required to be obtained by the Company or its applicable Subsidiary (collectively, the “Company Leased Real Property Permits“), the absence of which would be reasonably likely to cause any Company Facility to cease its operations, have been issued to the Company or its applicable Subsidiary and are, as of the date hereof, in full force and effect.  Neither the Company nor any of its Subsidiaries has received, or has been informed by a third party of the receipt by it of, any notice from a Governmental Entity having jurisdiction over the Company Leased Real Property threatening a suspension, revocation, modification or cancellation of any Company Leased Real Property Permit that would be reasonably likely to cause a Company Facility to cease its operations, and, to the knowledge of the Company and its Subsidiaries, there is no basis for the issuance of any such notice or the taking of any such action.

Section 3.26.          Terminated Leases.  Neither the Company nor any of its Subsidiaries have any material liability of any kind related to the closing of any Company Facility with respect to which the Company or any of its Subsidiaries terminated its leasehold or subleasehold interest.  Neither the Company nor any of its Subsidiaries has received any notice of any such material liability (whether actual, pending or threatened).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND SUB

Each of Parent and Sub represents and warrants to the Company as follows:

Section 4.1.            Organization and Standing.  Such person (i) is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, and (iii) is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed could not, individually or in the aggregate, reasonably be expected to prevent or materially delay, or materially impair the ability of Parent or Sub to consummate, the transactions contemplated by this Agreement.

Section 4.2.            Authority for Agreement.  Such person has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement.  The execution, delivery and performance by such person of this Agreement, and the consummation by each such person of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of such person are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by such person and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of such person enforceable against such person in accordance with its terms.

Section 4.3.            No Conflict.  The execution and delivery of this Agreement by such person does not, and the performance of this Agreement by such person and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with or violate the certificate of incorporation or bylaws of such person, (ii) subject to Section 4.4, conflict with or violate any Law applicable to such person or by which any property or asset of such person is bound, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in triggering any payment or other obligations, or result in the creation of a lien or other encumbrance on any property or asset of such person pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such person is a party or by which such person or any property or asset of either of them is bound, except, in the case of clauses (ii) and (iii), as could not, individually or in the aggregate, reasonably be expected to prevent or impair, in any material respect, the ability of Parent or Sub to consummate the Merger.

Section 4.4.            Required Filings and Consents.  The execution and delivery of this Agreement by such person does not, and the performance of this Agreement by such person will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, Blue Sky Laws and filing and recordation of appropriate merger documents as required by the DGCL and (ii) for filings contemplated by Sections 1.1, 1.2 and 5.11.

Section 4.5.            Information Supplied.  None of the information supplied or to be supplied by such person for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents to be filed by the Company with the SEC in connection with the Merger or the transactions contemplated hereby will, at the date such document is first published, sent or delivered to Company Stockholders or, unless promptly corrected, at any time during the pendency of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, no representation or warranty is made by such person with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the foregoing documents.

Section 4.6.            Parent Net Worth.  As of the date hereof, Parent has, and through the later of (i) the Effective Time and (ii) the six month period following the Termination Date (as hereinafter defined), Parent will have, an aggregate net worth of at least $7,000,000 in the form of cash or cash equivalents, which amount the parties hereto agree is, and until FIIB has provided the equity financing to Parent pursuant to the Equity Commitment Letter (as hereinafter defined) or if later the Effective Time, shall be, an adequate capitalization for purposes of this Agreement, including, but not limited to, Section 8.14 hereof; provided, however, that if during such six month period Parent shall have been notified by the Company of a dispute concerning a breach of this Agreement by Parent or Sub and such dispute has not been finally resolved or disposed of at the end of such six month period, then such six month period shall be extended until such time as such dispute is finally resolved or disposed of in accordance with the terms hereof.

Section 4.7.            Sufficient Funds.  Sub is a newly formed corporation which has conducted no business other than in connection with the transactions contemplated by this Agreement.  Parent, The CIT Group/Business Credit, Inc., The CIT Group/Commercial Services, Inc. and Silver Point Finance, LLC have entered into a letter agreement, dated April 22, 2004 (the “Debt Commitment Letter“) describing the sources of debt financing (the “Debt Financing“) to consummate the Merger and the transactions contemplated by this Agreement.  Parent and First Islamic Investment Bank (“FIIB“) have entered into a letter agreement, dated April 22, 2004 (the “Equity Commitment Letter“ and together with the Debt Commitment Letter, the “Commitment Letters“) describing the sources of equity financing to consummate the Merger and the transactions contemplated by this Agreement.  Pursuant to the Commitment Letters, Parent is entitled to obtain, subject to the terms and conditions therein, funds sufficient to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses.  Neither Parent nor Sub is, as of the date hereof, aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Debt Commitment Letter inaccurate in any material respect or that would cause the commitment provided in the Commitment Letter to be terminated or ineffective or any of the conditions contained therein not to be met; provided, however, that neither Parent nor Sub makes any representation or warranty hereunder with respect to assumptions and statements contained in the Debt Commitment Letter with respect to information relating to the Company, its Subsidiaries or their respective businesses.  The Commitment Letters are in full force and effect and have not been amended or terminated.  Parent has delivered true, correct and complete copies of the Commitment Letters to the Company.

Section 4.8.            Brokers.  Other than Casas, Benjamin & White, LLC and Banc of America Securities, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by such person in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of such person.

Section 4.9.            Arrangements with Certain Officers.  Parent has delivered true and complete copies of any agreements with key officers of the Company, including but not limited to Robert Friedman and Robert Glass, relating to such employees’ equity investments and employment arrangements entered into in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

COVENANTS

Section 5.1.            Conduct of the Business Pending the Merger.  Except as contemplated by this Agreement or as expressly permitted pursuant to Section 5.1 of the Company Disclosure Letter, without the prior written consent of Parent:

(a)           The Company covenants and agrees that, between the date of this Agreement and the Effective Time, (i) the business of the Company and its Subsidiaries shall be conducted only in the ordinary course of business and in a manner consistent with prior practice, (ii) the Company and its Subsidiaries shall use all commercially reasonable efforts to preserve intact their business organizations, to keep available the services of their current officers and employees and to preserve the current relationships of the Company and its Subsidiaries with material merchandise vendors and suppliers, landlords and other persons and entities with which the Company or its Subsidiaries has material business relations, and (iii) the Company and its Subsidiaries will comply with all applicable Laws in all material respects wherever their respective businesses are conducted, including, without limitation, the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder.

(b)           Between the date of this Agreement and the Effective Time the Company shall not, nor shall the Company permit any of its Subsidiaries to, (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock, except for dividends by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other than pursuant to any stockholders’ rights agreement or similar plan or agreement entered into by the Company which by its terms provides that none of Parent, Sub or their respective affiliates shall be deemed to be an “Acquiring Person” by virtue of Parent and Sub entering into this Agreement and consummating the transactions contemplated hereby and which shall not limit or impair the ability of Parent or Sub to consummate the Merger as contemplated by this Agreement, (iii) directly or indirectly redeem, repurchase or otherwise acquire any capital stock or any right to acquire capital stock, (iv) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into any such shares of its capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents, other than (x) the issuance of shares of Company Common Stock upon the exercise of Company Options outstanding as of the date of this Agreement, (y) options and other equity awards granted in the ordinary course of business to any new employee hired after the date hereof but prior to the date of the Closing; provided, that the shares of Common Stock issuable upon exercise of such options and award grants do not exceed 20,000 in the aggregate for each new employee or 25,000 in the aggregate for all new employees, or (z) the issuance of the options and equity awards listed in the Company Disclosure Schedule, or (v) take any action that could reasonably be expected to result in any of the conditions set forth in Article VI hereof not being satisfied.

(c)           Between the date of this Agreement and the Effective Time, the Company shall not, nor shall the Company permit any of its Subsidiaries to, (i) amend the Company Certificate of Incorporation or the Company Bylaws or the other equivalent organizational documents of the Subsidiaries, (ii) create, assume or incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings under existing lines of credit (or under any refinancing of such existing lines) of up to $7,000,000 in the aggregate, (B) borrowings pursuant to letters of credit of up to $12,000,000 in the aggregate, or (C) indebtedness owing to, or guaranties of indebtedness owing to, the Company, (iii) make any loans or advances to any other person other than loans or advances between any Subsidiaries of the Company or between the Company and any of its Subsidiaries, (iv) mortgage or pledge any of its assets or properties with an aggregate book value, individually or in the aggregate, in excess of $50,000, (v) merge or consolidate with any other entity in any transaction, or sell any business or assets in a single transaction or series of transactions which have an aggregate value of $50,000 or greater, other than sales of inventory in the ordinary course of business consistent with past practices, (vi) change its accounting policies except as required by GAAP, (vii) make any payments to, or change any employment terms for, any of its directors or officers other than the payment of compensation or directors’ fees in the ordinary course of business; provided, that the Company shall be permitted to advance expenses to directors or officers as contemplated by the indemnification obligations set forth in the Company Certificate of Incorporation or Company Bylaws or pursuant to any employment agreement with the Company previously delivered to Parent; provided, further that the Company shall be permitted to reimburse officers and directors for reasonable expenses in the ordinary course of business consistent with past practices, (viii) alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to employees, directors or affiliates of the Company or its Subsidiaries, other than increases in wages for hourly employees made in the ordinary course of business consistent with past practices, or enter into any new, or amend any existing, employment agreements, (ix) make any change to the Company Benefit Plans other than as required by Law, (x) amend or cancel or agree to the amendment or cancellation of any Material Contract or, without the prior written consent of Parent, execute any new contract or agreement or enter into any arrangement which would constitute a Material Contract hereunder, (xi) pay, loan or advance (other than the payment of compensation, directors’ fees or reimbursement of reasonable expenses in the ordinary course of business consistent with past practices or the advancement of expenses as contemplated by the indemnification obligations of the Company Certificate of Incorporation or Company Bylaws, or pursuant to any employment agreement with the Company previously delivered to Parent) any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement with any of its officers or directors or any “affiliate” or “associate” of any of its officers or directors, (xii) form or commence the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof, (xiii) except as set forth in Section 5.6 hereof, or with respect to matters covered by insurance to the extent of such insurance proceeds, pay, discharge, settle or satisfy any Litigation (whether or not commenced prior to the date of this Agreement) involving amounts in excess of $100,000 in the aggregate, (xiv) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, reorganization or similar transaction, (xv) adopt a stockholders’ rights agreement or any similar plan or agreement which limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, shares of Company Common Stock or any other equity or debt securities of the Company or any of its Subsidiaries, other than any stockholders’ rights agreement or similar plan or agreement entered into by the Company which by its terms provides that none of Parent, Sub or their respective affiliates shall be deemed to be an “Acquiring Person” by virtue of Parent and Sub entering into this Agreement and consummating the transactions contemplated hereby and which shall not limit or impair the ability of Parent or Sub to consummate the Merger as contemplated by this Agreement, (xvi) make any capital expenditures in an amount greater than $500,000 which are inconsistent with, or not provided for by, the Company’s 2004 budget contained in the Company Disclosure Letter, (xvii) make any change to their respective lines of business, (xviii) enter into a lease or sublease with respect to any new store or new facility of the Company or any existing Company Facility, (xix) renew any Company Lease or agree to a renewal rate for any Company Lease, (xx) open any new store or new facility of the Company, close any existing Company Facility or materially change the operations of any existing Company Facility, or (xxi) enter into any contract, agreement or other arrangement to do or engage in any of the foregoing.

Section 5.2.            Access to Information; Confidentiality.

(a)           From the date hereof to the Effective Time, the Company shall, and shall cause the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents (collectively, the “Representatives“) of the Company to, afford the Representatives of Parent and Sub reasonable access during normal business hours upon reasonable notice to the officers, employees, agents, properties, offices and other facilities, books and records of the Company and its Subsidiaries, and shall furnish Parent and Sub with all financial, operating and other data and information as Parent or Sub, through its Representatives, may reasonably request.  The Company shall furnish to Parent and Sub monthly financial and operating data and information within 15 days following the end of each calendar month.  Parent will use all commercially reasonable efforts to minimize any unnecessary disruption to the business of the Company and its Subsidiaries which may result from the requests for access, data and information hereunder.  All requests for access and information shall be coordinated through designated senior executives of each of the parties.  Parent and Sub will hold any such information, including all such information disclosed in the Company Disclosure Letter confidential in accordance with the terms of the confidentiality agreement between the Company and Crescent Capital Investments, Inc. (“Crescent“), dated February 4, 2004 (the “Confidentiality Agreement“).

(b)           No investigation pursuant to this Section 5.2, or any similar investigation prior to the date hereof, shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 5.3.            Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or nonoccurrence, of any event which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or which would result in any condition to the obligations of the parties hereunder not being satisfied, (ii) any change or event known to the Company which could reasonably be expected to have a Company Material Adverse Effect, (iii) any material failure by such party (or Sub, in the case of Parent) to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iv) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement, (v) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, and (vi) any material Litigation commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries; provided, however, that the delivery of any notice pursuant to this Section 5.3 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.  If any event or matter arises after the date of this Agreement which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Letter or which is necessary to correct any information in the Company Disclosure Letter which has been rendered inaccurate thereby, then the Company shall, for informational purposes only, promptly supplement, or amend, and deliver to Parent the Company Disclosure Letter which it has delivered pursuant to this Agreement.

Section 5.4.            Further Assurances.

(a)           Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under Law to  make effective the Merger and the other transactions contemplated by this Agreement, including, without limitation, using all commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of each Governmental Entity and parties to contracts with the Company and its Subsidiaries as are necessary for the consummation of the Merger and the other transactions contemplated by this Agreement and to fulfill the conditions set forth in Article VI hereof.  Each of Parent and the Company shall, in connection with the efforts referenced in this Section 5.4(a) to obtain all required approvals, use all commercially reasonable efforts to cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party.  If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers of each party to this Agreement and the Surviving Corporation shall use all commercially reasonable efforts to take all such action.

(b)           In connection with, and without limiting the foregoing, the Company and the Board of Directors of the Company shall use all commercially reasonable efforts to (i) take all actions necessary to ensure that no “fair price,” “merger moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation is or becomes operative with respect to this Agreement, the Voting Agreement, the Merger or any other transactions contemplated by this Agreement or the Voting Agreement, and (ii) if any state anti-takeover statute or similar statute or regulation is or becomes operative with respect to this Agreement, the Voting Agreement, the Merger or any other transaction contemplated by this Agreement or the Voting Agreement, take all actions necessary to ensure that this Agreement, the Voting Agreement, the Merger and any other transactions contemplated by this Agreement or the Voting Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Voting Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement and the Voting Agreement.

Section 5.5.            Board Recommendations.

(a)           In connection with the Merger and Stockholders’ Meeting, the Board of Directors of the Company shall (i) subject to Section 5.5(c), recommend to the Company Stockholders to vote in favor of the Merger and use all commercially reasonable efforts to obtain the necessary approval by the Company Stockholders of this Agreement, and (ii) otherwise comply with legal requirements applicable to such meeting.

(b)           Neither the Board of Directors of the Company nor the Special Committee shall, except as expressly permitted by Section 5.5(c):

(i)            withdraw, qualify, or in a manner adverse to Parent, modify, or propose publicly to withdraw, qualify or in a manner adverse to Parent, modify, the approval or recommendation of such Board of Directors or such committee of the Merger or this Agreement,

(ii)           approve or recommend, or propose publicly to approve or recommend, any transaction involving an Acquisition Proposal (as hereinafter defined) from a third party (an “Alternative Transaction“), or

(iii)          cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement“) related to any Alternative Transaction.

(c)           Notwithstanding Sections 5.5(a) and 5.5(b), prior to the approval of this Agreement by the Company Stockholders, the Board of Directors of the Company or the Special Committee may (subject to this Section 5.5(c)):

(i)            inform Company Stockholders that it no longer believes that the Merger is advisable and no longer recommends approval of the Merger (a “Subsequent Determination“), but only if (A) the Board of Directors of the Company or the Special Committee receives a Superior Proposal (as hereinafter defined) which is not subsequently withdrawn, and (B) the Board of Directors of the Company or the Special Committee determines in good faith and after consultation with its outside legal counsel with respect to its fiduciary duties to Company Stockholders under applicable Delaware Law, that the failure to make a Subsequent Determination would be inconsistent with its fiduciary obligations to the Company Stockholders under applicable Delaware Law; or

(ii)           terminate this Agreement in accordance with Section 7.1(d)(ii) hereof if the Board of Directors of the Company or the Special Committee authorizes the Company to enter into any Acquisition Agreement with respect to any Superior Proposal, but only if: (A) the Board of Directors of the Company or the Special Committee receives a Superior Proposal which is not subsequently withdrawn, (B) at least three business days shall have elapsed since delivery by the Company to Parent of written notice (1) specifying the terms and conditions of such Superior Proposal, (2) identifying the person making such Superior Proposal, and (3) stating that the Board of Directors of the Company or the Special Committee intends to make a Subsequent Determination and enter into an Acquisition Agreement with respect to such Superior Proposal, all of which information will be kept confidential in accordance with the terms of the Confidentiality Agreement, (C) during the elapsed time period described in Section 5.5(c)(ii)(B) above, the Company shall have provided an opportunity for Parent to propose such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation to the Company Stockholders without a Subsequent Determination, and (D) the Board of Directors of the Company or the Special Committee determines in good faith and after consultation with its outside legal counsel with respect to its fiduciary duties to Company Stockholders under applicable Delaware Law, that the failure to enter into the Acquisition Agreement with respect to such Superior Proposal would be inconsistent with its fiduciary obligations to the Company Stockholders under applicable Delaware Law.

(d)           For purposes of this Agreement, a “Superior Proposal“ means any unsolicited bona fide proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Alternative Transaction and which the Board of Directors of the Company or the Special Committee determines in its good faith judgment (after consultation with its legal counsel and independent financial advisors) is more favorable to the Company Stockholders than the Merger from a financial point of view (taking into account whether, in the good faith judgment of the Board of Directors of the Company, after obtaining the advice of such independent financial advisor, the third party is reasonably able to finance the transaction, any proposed changes to this Agreement that may be proposed by Parent in response to such Alternative Transaction and the ability and timing for the satisfaction of the conditions to closing the Merger and such Alternative Transaction).  Notwithstanding any other provision of this Agreement, unless and until this Agreement is terminated, the Company shall submit this Agreement to the Company Stockholders for a vote at the Stockholders’ Meeting.

(e)           Nothing contained in this Section 5.5 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act and the rules and regulations promulgated thereunder or from making any disclosure to the Company Stockholders if, in the good faith judgment of the Board of Directors of the Company or the Special Committee, after consultation with outside legal counsel, such disclosure is advisable under applicable Law; provided, however, neither the Company nor its Board of Directors nor any committee thereof shall, except as specifically permitted by Section 5.5(c), withdraw, qualify, or modify, or propose to withdraw, qualify or modify, its position with respect to the Merger or this Agreement or approve or recommend, or propose to approve or recommend an Alternative Transaction.

Section 5.6.            Stockholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder Litigation against the Company and its directors relating to the transactions contemplated by this Agreement or the Merger; provided, however, that no such settlement involving monetary payments in excess of $500,000 in the aggregate or involving non-monetary relief shall be agreed to without Parent’s consent which consent will not be unreasonably withheld.

Section 5.7.            Indemnification.

(a)           It is understood and agreed that all rights to indemnification by the Company now existing in favor of each present and former director and officer of the Company or its Subsidiaries (the “Indemnified Parties“) as provided in the Company Certificate of Incorporation or the Company Bylaws, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof, copies of which have been provided to Parent, shall survive the Merger and the Surviving Corporation shall (i) keep such indemnification provisions in full force and effect for a period of at least six years from the Effective Time and (ii) in a timely manner, perform its obligation with respect thereto.  Any claims for indemnification hereunder as to which the Surviving Corporation has received written notice prior to the sixth anniversary of the Effective Time shall survive, whether or not such claims shall have been finally adjudicated or settled; provided, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under Delaware Law, the Company Certificate of Incorporation or the Company Bylaws or such agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to Parent.

(b)           The Surviving Corporation shall maintain in effect for six years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies (the “Company Policies“); provided, that if the Company Policies expire or are canceled during such period, the Surviving Corporation will use all commercially reasonable efforts to obtain insurance policies substantially similar to the Company Policies with respect to matters occurring prior to the Effective Time.  The Surviving Corporation may substitute other policies for the Company Policies provided that such policies contain terms and conditions which are not materially less favorable to such present and former officers and directors than the Company

Policies and that any such substitution shall not result in any material gaps or lapses in coverage with respect to facts, events, acts or omissions covered under the Company Policies occurring prior to the Effective Time.  Notwithstanding the foregoing, in no event shall the Surviving Corporation be required to expend pursuant to this Section 5.7(b) more than an amount per year equal to 225% of current annual premiums paid by the Company for such insurance.  In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 225% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 225% of current annual premiums.

(c)           If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.7.

(d)           It is expressly agreed that the Indemnified Parties to whom this Section 5.7 applies shall be third-party beneficiaries of this Section 5.7.  The provisions of this Section 5.7 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and are in addition to any other rights of indemnification or contribution set forth in written employment agreements with the Company previously delivered to Parent.

(e)           Parent shall cause the Surviving Corporation or any successor or assign thereto to comply with its obligations under this Section 5.7.

Section 5.8.            Public Announcements.  Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Voting Agreement or the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law or any listing agreement with a national securities exchange or trading system to which Parent or the Company is a party.

Section 5.9.            Acquisition Proposals.

(a)           The Company shall not, and shall not authorize any of its Subsidiaries or Representatives to, and will not permit any of its Subsidiaries or Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action to facilitate, the submission of any Acquisition Proposal or (ii) participate in or knowingly encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that the foregoing shall not prohibit the Board of Directors of the Company or the Special Committee from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited Acquisition Proposal prior to the approval of this Agreement by the Company Stockholders if, and only to the extent that, (A) the Board of

Directors of the Company or the Special Committee, after consultation with its outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary obligations to the Company Stockholders under applicable Delaware Law, (B) prior to taking such action, the Company receives from such person or entity an executed agreement in reasonably customary form relating to the confidentiality of information to be provided to such person or entity (provided, that if the Company enters into such confidentiality agreement with respect to such Acquisition Proposal that contains provisions that are less protective in any material respect to the Company than the Confidentiality Agreement, the Company agrees to amend the Confidentiality Agreement so as to provide Crescent the benefit of such less protective provisions), and (C) the Board of Directors of the Company or the Special Committee concludes in good faith, based upon discussions with its independent financial advisor, that the Acquisition Proposal is reasonably expected to lead to a Superior Proposal.  The Company shall provide prompt (but in no event less than two business days after receipt of any Acquisition Proposal or inquiry) oral and written notice to Parent of (a) the receipt of any such Acquisition Proposal or any inquiry which may reasonably be expected to lead to any Acquisition Proposal, (b) the material terms and conditions of such Acquisition Proposal or inquiry, (c) the identity of such person or entity making any such Acquisition Proposal or inquiry, and (d) the Company’s intention to furnish information to, or enter into discussions or negotiations with, such person or entity.  The Company shall continue to keep Parent reasonably informed of the status and details of any such Acquisition Proposal or inquiry.  All information provided to Parent under this Section 5.9 shall be kept confidential by Parent in accordance with the terms of the Confidentiality Agreement.

(b)           For purposes of this Agreement, “Acquisition Proposal“ means, other than the Merger, any proposal with respect to (i) a merger, consolidation, reorganization, recapitalization, reclassification, share exchange, tender offer, spin-off, split-off, joint venture or other business combination, liquidation, dissolution or similar transaction involving the Company, any of its Subsidiaries or any of their assets, (ii) any purchase or other acquisition of 10% or more of the consolidated assets of the Company and its Subsidiaries or assets representing 10% or more of the net revenues of the Company or 10% or more of the net income of the Company, or (iii) any purchase or other acquisition (by tender offer, exchange offer or otherwise) of 15% or more of the outstanding voting or equity securities of the Company.  For purposes of clarification, any interests held by the Company or any of its Subsidiaries in another corporation, association, subsidiary, partnership, limited liability company or other entity shall be considered assets of the Company.

Section 5.10.          Company Stockholders’ Meeting.

(a)           The Company shall cause the Stockholders’ Meeting to be duly called and held as soon as practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger.  The Company shall take all action necessary in accordance with applicable Law and the Company Certificate of Incorporation and Company Bylaws to duly call, give notice of, and convene the Stockholders’ Meeting.

(b)           The Company shall solicit from Company Stockholders entitled to vote at the Stockholders’ Meeting proxies in favor of such approval and, subject to Section 5.5 hereof, shall take all other action reasonably necessary or, in the reasonable judgment of Parent, helpful to secure the vote or consent of such holders required by the DGCL or this Agreement to effect the Merger.

Section 5.11.          Proxy Statement; Schedule 13E-3.

(a)           The Company will as promptly as practicable following the execution of this Agreement prepare and file the Proxy Statement with the SEC and will use all commercially reasonable efforts to respond to the comments of the SEC and to cause the Proxy Statement to be mailed to the Company Stockholders at the earliest practical time.  Parent, Sub and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information, and shall provide to Parent promptly copies of all correspondence between the Company or any Representative of the Company and the SEC with respect to the Proxy Statement.  The Company shall give Parent and its counsel the opportunity to review the Proxy Statement and all responses to requests for additional information by and replies to comments of the SEC before their being filed with, or sent to, the SEC.  The Company and its counsel shall permit Parent and its counsel to participate in all communications with the SEC and its staff, including any meetings and telephone conferences, relating to the Proxy Statement, the Merger, the Voting Agreement or this Agreement.  Each of the Company, Parent and Sub agrees to use all commercially reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC.  If (i) at any time prior to the Stockholders’ Meeting, any event should occur relating to the Company or any of its Subsidiaries which should be set forth in an amendment of, or a supplement to, the  Proxy Statement, the Company will promptly inform Parent, and (ii) if at any time prior to the Stockholders’ Meeting, any event should occur relating to Parent or Sub or any of their respective associates or affiliates, or relating to the plans of any such persons for the Company after the Effective Time that should be set forth in an amendment of, or a supplement to, the Proxy Statement, Parent will promptly inform the Company, and in the case of (i) or (ii) the Company will, upon learning of such event, promptly prepare and file and, if required, mail such amendment or supplement to the Company Stockholders; provided, that prior to such filing or mailing, the Company shall consult with Parent with respect to such amendment or supplement and Parent shall have a reasonable opportunity to comment thereon.  Parent shall vote, or cause to be voted, in favor of the Merger and this Agreement all shares of Company Common Stock directly or indirectly beneficially owned by it.

(b)           The Company hereby consents to the inclusion in the Proxy Statement of the recommendation of the Board of Directors of the Company and the Special Committee described in Section 3.3, subject to any modification, amendment or withdrawal thereof, and represents that the Independent Financial Advisor has, subject to the terms of its engagement letter with the Company (the “Independent Advisor Engagement Letter“), consented to the inclusion of references to its opinion in the Proxy Statement.

(c)           Concurrently with the filing of the Proxy Statement, the parties and their respective affiliates (to the extent required by Law) shall prepare and file with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with all supplements and amendments thereto, the “Schedule 13E-3“) with respect to the transactions contemplated by this Agreement.

Each party shall promptly furnish to the other parties all information concerning such party as may reasonably be requested in connection with the preparation of the Schedule 13E-3.  The parties shall promptly supplement, update and correct any information provided by them for use in the Schedule 13E-3 if and to the extent that it is or shall have become incomplete, false or misleading.  In any such event, Parent and the Company shall take all steps necessary to cause the Schedule 13E-3 as so supplemented, updated or corrected to be filed with the SEC and to be disseminated to the holders of the Company Common Stock, in each case, as and to the extent required by applicable Law.  Each party and its counsel shall be given an opportunity to review and comment with respect thereto prior to its being filed with or delivered to the SEC.  Each party agrees to provide the other parties and their counsel with any comments that the Company or its counsel may receive from the staff of the SEC promptly after receipt thereof.

Section 5.12.          Undertakings of Parent.  Parent shall perform, or cause to be performed, when due all obligations of Sub under this Agreement to be performed at or prior to the Merger.

Section 5.13.          Director Resignations.  The Company shall cause to be delivered to Parent resignations of all of the directors of the Company’s Subsidiaries to be effective upon the consummation of the Merger.  The Company shall cause such directors, prior to resignation, to appoint new directors nominated by Parent to fill such vacancies.

Section 5.14.          Tax Matters.  (a) Except as permitted pursuant to Section 5.14 of the Company Disclosure Letter, as otherwise required by applicable Law or with the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), neither the Company nor any of its Subsidiaries shall make or change any Tax election, change any annual Tax accounting period, adopt or change any method of tax accounting, file any amended Tax Returns or claims for Tax refunds, enter into any closing agreement with a taxing authority or settle or compromise any Tax claim, audit or assessment if any such action or omission, considered in the aggregate, would have the effect of materially increasing the Tax liability or reducing any material Tax asset of the Company or any of its Subsidiaries.

(b)           The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transaction contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

Section 5.15.          Employees.

(a)           Following the Effective Time and for at least one year thereafter, Parent shall cause to be provided to individuals who are employed by the Company and its Subsidiaries immediately prior to the Effective Time who remain employed with the Surviving Corporation or any Subsidiary of the Parent (the “Affected Employees“), for so long as such Affected Employees remain so employed during such one year period, employee benefits (other than incentive and equity compensation) which in the aggregate are comparable to the employee benefits provided by the Company and its Subsidiaries for Affected Employees immediately prior to the Effective Time.

(b)           Parent will, or will cause the Surviving Corporation to, give Affected Employees full credit for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits under any employee benefit plans or arrangements maintained by Parent or any Subsidiary of Parent for such Affected Employees’ service with the Company or any Subsidiary of the Company to the same extent recognized immediately prior to the Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit, and the Surviving Corporation shall not be required to credit such service for purposes of any defined benefit pension plan benefit accrual.

(c)           Parent will, or will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid in the calendar year in which the Effective Time occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements for such year under any welfare plans that Affected Employees are eligible to participate in after the Effective Time.

Section 5.16.          Delisting.  Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Nasdaq National Market and terminate registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 5.17.          Closing of Chapter 11 Case.  The Company shall use all commercially reasonable efforts to take, or cause to be taken, all actions necessary, desirable or appropriate in connection with seeking and obtaining the entry of an order (the “Closing Order“) of the Bankruptcy Court in the Chapter 11 Case closing the Chapter 11 Case  pursuant to section 350(a) of title 11 of the United States Code (11 U.S.C. §101 et seq.) (the “Bankruptcy Code“), and the Company shall otherwise use all commercially reasonable efforts to cause the entry of the Closing Order.

ARTICLE VI

CONDITIONS

Section 6.1.            Conditions to the Obligation of Each Party.  The respective obligations of Parent, Sub and the Company to effect the Merger are subject to the satisfaction of the following conditions:

(a)           This Agreement and the Merger shall have been approved and adopted by the requisite vote of the Company Stockholders, if and to the extent required by the DGCL, the Company Certificate of Incorporation and the Company Bylaws.

(b)           No temporary restraining order, preliminary or permanent injunction or other order restraining, prohibiting or preventing consummation of the Merger issued by any court of competent jurisdiction shall be in effect; provided, however, that the parties invoking this condition shall use all commercially reasonable efforts to have any such order or injunction vacated.

Section 6.2.            Conditions to Obligations of Parent and Sub to Effect the Merger.  The obligations of Parent and Sub to effect the Merger are further subject to satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)           (i) Except for the representations and warranties contained in Sections 3.1, 3.2 and 3.3 which shall be true and correct in all material respects, the representations and warranties of the Company in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, except where the failure to be true and correct would not, individually or in the aggregate with all other such failures, reasonably be expected to have a Company Material Adverse Effect; provided, that any actions taken by the Company or its Subsidiaries after the date hereof set forth in Section 5.1 of the Company Disclosure Letter shall not cause the condition set forth in clause (i) of this Section 6.2(a) not to be satisfied, and (ii) the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement.  The Company shall have delivered to Parent and Sub a certificate the effect that each condition specified in this Section 6.2(a) is satisfied in all respects.

(b)           There shall not be threatened, instituted or pending any action, proceeding, application or counterclaim by any Governmental Entity before any court or regulatory or administrative agency, authority or tribunal which challenges or seeks to challenge, restrain or prohibit the consummation of the Merger.

(c)           The aggregate number of Dissenting Shares shall not exceed 10% of the total number of shares of Company Common Stock outstanding on the Closing Date; provided, that in the event this condition is not satisfied as of the first date on which all of the other conditions to Parent’s and Sub’s obligations to effect the Merger pursuant to this Article VI have been satisfied or waived (such date, the “Appraisal Condition Trigger Date“, Parent and Sub shall be deemed to have automatically and irrevocably waived the condition set forth in this Section 6.2(c) unless, within 15 business days following the Appraisal Condition Trigger Date, Parent gives written notice to the Company of its intention to continue to invoke the condition set forth in this Section 6.2(c).

(d)           There shall not have occurred after the date hereof any event, individually or in the aggregate with other events, which has had, or could reasonably be expected to have, a Company Material Adverse Effect.

Section 6.3.            Conditions to Obligations of the Company to Effect the Merger.  The obligations of the Company to effect the Merger are further subject to satisfaction or waiver at or prior to the Effective Time of the following condition:

(a)           (i) Except for the representations and warranties contained in Sections 4.1, 4.2 and 4.3 which shall be true and correct in all material respects, the representations and warranties of Parent and Sub in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality, shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, except where the failure to be true and correct would not, individually or in the aggregate with all other such failures, reasonably be expected to prevent or materially delay, or materially impair the ability of Parent or Sub to consummate, the transactions contemplated by this Agreement, and (ii) Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement.  Parent and Sub shall each have delivered to the Company a certificate to the effect that each condition specified in this Section 6.3(a) is satisfied in all respects.

ARTICLE VII

TERMINATION AND WAIVER

Section 7.1.            Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the Company Stockholders:

(a)           By mutual written consent of duly authorized representatives of Parent and the Company;

(b)           By any of Parent, Sub or the Company:

(i)            If any Governmental Entity shall have issued an order, decree, or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party terminating this Agreement pursuant to this Section 7.1(b)(i) shall have used all commercially reasonable efforts to have such order, decree, ruling or action vacated;

(ii)           If the Merger shall not have been consummated on or before November 1, 2004 (the “Drop Dead Date“); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, the failure to consummate the Merger on or before such date; or

(iii)          If this Agreement and the Merger shall fail to be approved by the Company Stockholders at the Stockholders’ Meeting;

(c)           By Parent or Sub:

(i)            If the Board of Directors of the Company or the Special Committee shall have (A) made or proposed publicly to make a

Subsequent Determination, (B) approved or recommended, or proposed publicly to approve or recommend, any Alternative Transaction, (C) caused the Company to enter into any Acquisition Agreement related to any Alternative Transaction, or (D) resolved to do any of the foregoing;

(ii)           If (A) a tender or exchange offer has been commenced by any person (other than Parent or Sub) and (B) in connection with such tender or exchange offer Company Common Stock representing at least 20% of the shares of Company Common Stock outstanding on a fully-diluted basis immediately prior to the commencement of such tender or exchange offer shall have been tendered and accepted for payment; or

(iii)          If (A) any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment and shall not have been waived by Parent and Sub, or (B) there has been any inaccuracy in or breach of any of the Company’s representations and warranties, or the Company shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, in each case such that the conditions set forth in Section 6.2(a) could not then be satisfied and such failure or breach with respect to any such representations, warranties or obligations shall not be cured for a period of 30 days after the Company has received written notice from Parent of the occurrence of such failure or breach; or

(d)           By the Company:

(i)            If (A) any of the conditions set forth in Section 6.3 shall have become incapable of fulfillment and shall not have been waived by the Company, or (B) there has been any inaccuracy in or breach of any of the representations and warranties of Parent or Sub, or Parent or Sub shall have breached or failed to perform any of their covenants or other agreements contained in this Agreement, in each case such that the condition set forth in Section 6.3(a) could not then be satisfied and such failure or breach with respect to any such representations, warranties or obligations shall not be cured for a period of 30 days after the Parent has received written notice from the Company of the occurrence of such failure or breach; or

(ii)           Prior to approval of this Agreement by the Company Stockholders if:

(A) the Board of Directors of the Company or the Special Committee receives a Superior Proposal which is not subsequently withdrawn;

(B) at least three business days shall have elapsed since delivery by the Company to Parent of written notice (1) specifying the terms and conditions of such Superior Proposal, (2) identifying the person making such Superior Proposal, and (3) stating that the Board of Directors of the Company or the Special Committee intends to make a Subsequent Determination and that, immediately upon termination of this Agreement, the Company shall enter into an Acquisition Agreement with respect to such Superior Proposal, all of which information will be kept confidential in accordance with the terms of the Confidentiality Agreement;

(C) during the elapsed time period described in Section 7.1(d)(ii)(B), the Company shall have provided an opportunity for Parent to propose such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation to the Company Stockholders without a Subsequent Determination; and

(D) the Board of Directors of the Company or the Special Committee determines in good faith and after consultation with its outside legal counsel with respect to its fiduciary duties to Company Stockholders under applicable Delaware Law, that the failure to enter into the Acquisition Agreement with respect to such Superior Proposal would be inconsistent with its fiduciary obligations to the Company Stockholders under applicable Delaware Law.

Section 7.2.            Effect of Termination.

(a)           In the event of the termination of this Agreement pursuant to Section 7.1 hereof, this Agreement shall forthwith be terminated and have no further effect except as specifically provided herein and, except as provided in this Section 7.2 and in Section 8.10, there shall be no liability on the part of any party hereto, provided that nothing herein shall relieve any party from liability for any willful breach hereof.

(b)           If Parent or Sub exercises its right to terminate this Agreement under Section 7.1(c)(i) or Section 7.1(c)(ii), then the Company shall pay to Parent (i) upon demand $4,000,000 (the “Termination Fee“), payable in same-day funds, and (ii) upon receipt of reasonable supporting documentation, all actual and reasonably documented out-of-pocket expenses incurred or payable by or on behalf of Parent or Sub in connection with or in anticipation of the Merger, this Agreement and the consummation of the transactions contemplated hereby (including all attorneys’ fees, accountants’ fees, consultant fees, commitment fees and filing fees), in an amount not to exceed $2,000,000 (the expenses so payable by the Company, the “Expense Payment“).

(c)           If (i) the Company, Parent or Sub exercises its right to terminate this Agreement under Section 7.1(b)(ii), and (ii) after the date of this Agreement and on or before the date of termination an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made to the Company or the Company Stockholders generally or any person shall have publicly announced an Acquisition Proposal or an intention to make an Acquisition Proposal and as of at least five days prior to the Drop Dead Date, either (A) such Acquisition Proposal has not been publicly rejected by the Board of Directors and the Special Committee and publicly withdrawn and abandoned or (B) the Stockholders’ Meeting has not been held, then unless the failure of Parent or Sub to fulfill any obligation under this Agreement shall have been the primary cause of, or resulted in, the failure to consummate the Merger on or before the Drop Dead Date, the Company shall pay to Parent the Expense Payment upon receipt of reasonable supporting documentation with respect to such Expense Payment.

(d)           If (i) the Company, Parent or Sub exercises its right to terminate this Agreement under Section 7.1(b)(iii), and (ii) after the date of this Agreement and on or before the date of termination an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made to the Company or the Company Stockholders generally or any person shall have publicly announced an Acquisition Proposal or an intention to make an Acquisition Proposal, then unless, as of the fifth day prior to the Stockholders Meeting, such Acquisition Proposal has been publicly rejected by the Board of Directors and the Special Committee and publicly withdrawn and abandoned, the Company shall pay to Parent the Expense Payment upon receipt of reasonable supporting documentation with respect to such Expense Payment.

(e)           If the Company is required to pay to Parent the Expense Payment pursuant to Section 7.2(c) or Section 7.2(d) above and an Acquisition Proposal shall have been consummated within one year of the Termination Date or the Company shall have entered into an Acquisition Agreement with respect to an Acquisition Proposal within one year of the Termination Date, then in addition to the payment required to be made pursuant to Section 7.2(c) or Section 7.2(d) hereof, as applicable, the Company shall pay to Parent the Termination Fee within three business days after the consummation of such Acquisition Proposal.

(f)            If the Company exercises its right to terminate this Agreement under Section 7.1(d)(ii), the Company shall pay to Parent, within one business day after such termination, the Termination Fee and that portion of the Expense Payment for which reasonable supporting documentation has been provided to the Company prior to the date on which the Termination Fee is to be paid; provided, that the Company shall be obligated to pay the remaining portion of the Expense Payment upon receipt of reasonable supporting documentation with respect to such remaining portion of the Expense Payment.

(g)           The parties agree that the liquidated damages amount set forth in Sections 7.2(b) through 7.2(f) hereof (i) shall be the sole and exclusive remedy of Parent and Sub for any claim, loss, cost, expense, damage or liability or obligation relating to this Agreement and the transactions contemplated hereby in the event such amount is payable to and paid in full to Parent and (ii) is reasonable in proportion to the probable damages likely to be sustained by Parent if the transactions contemplated hereby are not consummated under the circumstances upon which such amount becomes payable to Parent.  The parties agree and acknowledge that the amount of actual damages to be sustained by Sub or Parent in the event of the nonconsummation of the transaction under the circumstances referred to above is uncertain and difficult to predict at this time and incapable of precise estimation.

(h)           Notwithstanding anything to the contrary set forth in this Agreement, if the Company fails promptly to pay to Parent any amounts due under this Section 7.2 within five business days of the date of such demand for payment of the Termination Fee or the Expense Payment, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee or obligation at the publicly announced prime rate of Citibank, N.A. in effect from time to time from the date such fee or obligation was required to be paid.

Section 7.3.            Waiver.  To the extent legally permissible, at any time prior to the Effective Time, whether before or after the Stockholders’ Meeting, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto, or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations.  Except as expressly set forth in Section 6.2(c), any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer.  Except as expressly set forth in Section 6.2(c), the failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1.            No Third Party Beneficiaries.  Other than as provided in Section 5.7 and Section 8.14 hereof, nothing in this Agreement shall confer any rights or remedies upon any person other than the parties hereto.

Section 8.2.            Entire Agreement; Amendment.  This Agreement and the Confidentiality Agreement constitute the entire Agreement among the parties with respect to the subject matter hereof and supersede any prior understandings, agreements, or representations by or among the parties, written or oral, with respect to the subject matter hereof.   The parties hereby agree that for purposes of this Agreement (including, but not limited to conditions to Closing) neither party has made to the other any representations, warranties or covenants or other disclosures other than those contained in this Agreement or the Company Disclosure Letter.  No amendment, modification or alteration of the terms or provisions of this Agreement or the Company Disclosure Letter shall be binding unless the same shall be in writing and duly executed by the parties hereto; provided, however, that after approval of the Merger by the Company Stockholders, no amendment may be made without the further approval of the Company Stockholders if the effect of such amendment would be to reduce the Merger Consideration or change the form thereof.

Section 8.3.            Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that Sub may freely assign its rights to another wholly owned subsidiary of Parent without such prior written approval but no such assignment shall relieve Sub of any of its obligations hereunder.

Section 8.4.            Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

Section 8.5.            Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.6.            Governing Law; Jurisdiction.  All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated by this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to its rules of conflict of laws.  Each of the Company, Parent and Sub hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated by this Agreement (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the courts of the State of Delaware and agrees not to plead or claim in any court of the State of Delaware that such litigation brought therein has been brought in any inconvenient forum.  Each of the parties hereto hereby irrevocably waives the right to a trial by jury.  Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service.  Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.  For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each such party does hereby appoint CT Corporation, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, as such agent.

Section 8.7.            Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 8.8.            Specific Performance.  Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the parties agrees that the other party shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at  or in equity.  Accordingly, each of the parties hereto acknowledges and agrees that the other parties hereto shall be entitled to seek, subject to Section 8.6, an injunction to prevent a breach of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in addition to any other remedy to which it may be entitled, at law or in equity.

Section 8.9.            Construction.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.10.          Non-Survival of Representations and Warranties and Agreements.  The representations, warranties and agreements in this Agreement shall terminate at the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date“), except that (i) the agreements set forth in Articles I and VIII hereof and Sections 5.4, 5.6 and 5.7 hereof shall survive the Effective Time indefinitely, and (ii) the representations and agreements set forth in Article VIII hereof, Sections 4.6 and 7.2 hereof and the confidentiality provisions of Sections 5.2, 5.5 and 5.9 hereof shall survive the termination of this Agreement indefinitely.

Section 8.11.          Certain Definitions.

(a)           For purposes of this Agreement, the terms “associate” and “affiliate” shall have the same meaning as set forth in Rule 12b-2 promulgated under the Exchange Act, and the term “person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government or any political subdivision, agency or instrumentality thereof.

(b)           For purposes of this Agreement, the phrase “Company Material Adverse Effect“ shall mean, with respect to the Company, any change, event or effect shall have occurred that, when taken together with all other adverse changes, events or effects that have occurred, is or, if adversely determined, would reasonably be expected to (i) be materially adverse to the business, operations,  condition (financial or otherwise), assets, liabilities (including, without limitation, contingent liabilities) of the Company and its Subsidiaries taken as a whole, or (ii) prevent or materially delay the performance by the Company of any of its obligations under this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, except to the extent that such adverse effect (A) results from changes in (1) general economic conditions which do not disproportionately adversely affect the Company or its

Subsidiaries, (2) conditions generally affecting the industry in which the Company operates or which it serves which do not disproportionately adversely affect the Company or its Subsidiaries, (3) Law or applicable regulations or the official interpretations thereof, (4) GAAP, or (B) specifically relates to the announcement or expectation of the consummation of the transactions contemplated hereby.

(c)           For purposes of this Agreement, the term “Subsidiary“ or “Subsidiaries“ shall mean, when used with respect to any party to this Agreement, any corporation, association, subsidiary, partnership, limited liability company or other entity of which such party to this Agreement or any of its Subsidiaries controls, directly or indirectly, 50% or more of the outstanding equity interests.

(d)           For purposes of this Agreement, the term “knowledge” shall mean the actual knowledge of the persons set forth in Section 8.11 of the Company Disclosure Letter.

Section 8.12.          Fees and Expenses.  Whether or not the Merger is consummated, except as provided in Section 7.2, all fees, costs and expenses incurred by the parties hereto in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses.  The total amount of all fees, costs and expenses of the Company with respect to the transactions contemplated hereby, including, without limitation, fees, costs or expenses from services rendered by or on behalf of any of its brokers, accountants, investment bankers, attorneys or other representatives retained or used by the Company and its Subsidiaries in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby shall be reasonable and customary for a transaction of this type giving consideration to the facts and circumstances of the transaction contemplated by this Agreement, as such facts and circumstances existed as of and prior to the date of this Agreement and evolve after the date of this Agreement.

Section 8.13.          Notices.  All notices, communications and deliveries required or permitted hereunder shall be made in writing signed by the party making the same, shall specify the Section hereunder pursuant to which the same is given or being made, and shall be delivered personally or sent by telecopy transmission by registered mail, or by any internationally recognized overnight delivery service (with postage and other fees prepaid, in each case) as follows:

To Parent or Sub:	Designer Apparel Holding Company
c/o Crescent Capital Investments, Inc.
Attn.: David P. Crosland
75 Fourteenth Street
24th Floor
Atlanta, Georgia 30309
Telephone No.: (404) 920-9002
Facsimile No.: (404) 920-9001

with a required, simultaneous	King & Spalding LLP
copy transmitted in like	Attn.: W. Donald Knight, Jr.
manner to:	Kathryn M. Furman
191 Peachtree Street
Atlanta, Georgia 30303-1763
Telephone No.: (404) 572-4764
Facsimile No.: (404) 572-5146

To the Company:	Loehmann’s Holdings, Inc.
Attn.:Robert Glass
2500 Halsey Street
Bronx, NY 10461
Telephone No.: (718) 518-2777
Facsimile No.: (718) 430-5367

and

Arcade Marketing
Attn.:William J. Fox
1700 Broadway
Suite 2200
New York, NY 10019
Telephone No.: (212) 644-0666
Facsimile No.: (973) 696-8789

with a required, simultaneous	Skadden, Arps, Slate, Meagher & Flom LLP
copy transmitted in like	Attn.: Alan C. Myers and Richard J. Grossman
manner to:	4 Times Square
New York, NY 10036
Telephone No.: (212) 735-3000
Facsimile No.: (212) 735-2000

with a required, simultaneous	Jenkens & Gilchrist Parker Chapin LLP
copy transmitted in like	Attn.: Michael J. Shef
manner to:	The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Telephone No.: (212) 704-6000
Facsimile No.: (212) 704-6288

or to such other representative or at such other address of a party of which a party hereto may hereafter give notice to the other parties in writing.  Notices shall be effective upon the date of delivery or refusal of delivery, if given by personal delivery, registered mail or courier delivery, or upon transmission by facsimile transmission, if (a) the addressee confirms by telephone or electronic means that the facsimile transmission in question was received in legible form or

(b) responds to the communication in the facsimile transmission in question without indicating that it was not received in legible form.

Section 8.14.          Waiver of Claims.  Any and all claims, actions, causes of action, demands, rights, costs, loss of services, expenses, obligations, liabilities, compensation, damages, punitive damages, recoveries and deficiencies, or actions of any kind (whether legal or equitable and whether in contract or tort or for statutory violation) including, without limitation, interest, fines, penalties, court costs, costs and expenses incurred in enforcing such claims and reasonable attorneys’ fees and all other indirect or consequential damages, whether known or unknown, whether fixed or contingent (collectively, the “Claims“), that the Company or any of its Subsidiaries may have had, may now have or which may arise in the future against Parent, Sub, FIIB or Crescent or any of their respective Related Parties, including, but not limited to, any Claims arising out of, relating to or resulting from this Agreement or the transactions contemplated hereby or any other transaction or proposed transaction with respect to the sale of the capital stock or the assets of the Company or any of its Subsidiaries, shall be brought solely against Parent and Sub (all such Claims, the “Section 8.14 Claims“).  Subject to the last two sentences of this Section 8.14, the Company and its Subsidiaries hereby agree to waive, release, acquit and forever discharge the Released Parties from any and all Section 8.14 Claims, or any rights that they may have had, may now have or which may arise in the future with respect to any Section 8.14 Claim.  The parties hereto expressly intend the Released Parties to be third party beneficiaries with respect to the provisions set forth in this Section 8.14.  For purposes of this Section 8.14, “Released Parties“ shall mean FIIB and Crescent and their respective Related Parties, excluding Parent and Sub, and “Related Parties“ shall include with respect to any entity, (i) its direct and indirect equity holders, debt holders, partners, investors, parent companies, subsidiaries, and its affiliated companies, and (ii) all predecessors, successors, assigns, officers, directors, employees, agents, representatives and attorneys of the persons described in clause (i) of this sentence.  Notwithstanding anything in this Section 8.14 to the contrary, in no event shall this Section 8.14 limit (i) the obligations of FIIB pursuant to the Equity Commitment Letter, (ii) any Claim arising out of an intentional misrepresentation in connection with the execution and delivery of this Agreement or (iii) any Claim arising out of a breach by Parent of Section 4.6 of this Agreement.  If the Company or any Subsidiary asserts a Claim as described in clause (ii) of the preceding sentence, the prevailing party shall be reimbursed for all attorneys fees and expenses incurred by it in connection with such Claim.  Notwithstanding anything in this Section 8.14 to the contrary, nothing shall prevent the Company or any of its Subsidiaries from pursuing any Claims that the Company or any of its Subsidiaries may have against FIIB arising out of, relating to or resulting from the Equity Commitment Letter and the covenants of FIIB contained therein.

[SIGNATURES ON FOLLOWING PAGE]

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the Company, Parent and Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LOEHMANN’S HOLDINGS INC.

By:	/s/ William J. Fox
Name: William J. Fox
Title: Co-Chairman

DESIGNER APPAREL HOLDING COMPANY

By:	/s/ David Crosland
Name: David Crosland
Title: President

DAH MERGER CORPORATION

By:	/s/ David Crosland
Name: David Crosland
Title: President

EXHIBIT A

Pursuant to Section 1.6(b), the following Company 2001 Options shall be canceled and cashed out:

Robert Friedman

•                                          165,000 options granted on March 25, 2002

•                                          68,033 options granted on May 10, 2002

Robert Glass

•                                          165,000 options granted on March 25, 2002

•                                          68,033 options granted on May 10, 2002

ii

EXHIBIT E

Certain Information Regarding the Alpine Stockholders

Alpine Associates, A Limited Partnership (“Associates”) is a limited partnership organized under the laws of the State of New Jersey; Alpine Partners, L.P. (“Partners”) is a limited partnership organized under the laws of the State of New Jersey; Palisades Partners, L.P. (“Palisades”) is a limited partnership organized under the laws of the State of Delaware; and Alpine Associates Offshore Fund Ltd. (“Offshore”) is a corporation organized under the laws of the British Virgin Islands.  The principal office of each Alpine Stockholder is located at 100 Union Avenue, Cresskill, New Jersey 07626.  The principal business of each Alpine Stockholder is that of a private investment fund engaging in the purchase and sale of investments for its own account. Eckert Corporation is the sole general partner of Associates and Partners. Victoria Eckert is the President of Eckert Corporation and its sole director. Eckert Corporation is a corporation organized under the laws of the State of Delaware.  Its principal business is acting as general partner of Associates and Partners.  Ms. Eckert is a citizen of the United States.  Her principal occupation is acting as president of Eckert Corporation. Gordon A. Uehling, Jr. is the sole general partner of Palisades.  Mr. Uehling is a citizen of the United States of America.  His principal occupation is acting as general partner of Palisades. Robert E. Zoellner (“Mr. Zoellner”) and Robert E. Zoellner, Jr. are the sole directors and executive officers of Offshore.  Mr. Zoellner and Mr. Zoellner, Jr. are citizens of the United States of America.  Mr. Zoellner’s principal occupation is providing investment consulting services to the Alpine Stockholders.  Mr. Zoellner, Jr.’s principal occupation is engaging in the purchase and sale of investments in connection with the activities of the Alpine Stockholders.  Mr. Zoellner and Ms. Eckert are married.  The business address of all persons and organizations referred to in this paragraph is 100 Union Avenue, Cresskill, NJ 07626.  The Alpine Stockholders may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended.  Each disclaims beneficial interest in the others’ holdings.  During the last five years, none of the above named persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

17

EXHIBIT F

Certain Information Regarding the Management Stockholders

Mr. Friedman’s principal occupation is acting as President and Chief Executive Officer and a director of Loehmann’s Holdings Inc.  Mr. Friedman is a citizen of the United States of America.  Mr. Glass’ principal occupation is acting as Chief Operating Officer and a director of Loehmann’s Holdings Inc.  Mr. Glass is a citizen of the United States of America.  The business address of Mr. Friedman and Mr. Glass is 2500 Halsey Street, New York, New York 10461.

To the knowledge of Designer, neither Mr. Friedman nor Mr. Glass has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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